Exhibit 10.53

Portions of this exhibit marked [*] are omitted and

are requested to be treated confidentially

Dated 7 December 2005

Norgine B.V.

– and –

Salix Pharmaceuticals, Inc.

LICENSE AND SUPPLY AGREEMENT

CityPoint, One Ropemaker Street | London EC2Y 9AW

Tel: +44 20 7920 4000 | Fax: +44 20 7496 8500

www.mofo.com

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Table of Contents

(CONTINUED)

		PAGE
32.	WAIVER AND NON-EXCLUSION OF REMEDIES	75

33.	NO BENEFIT TO THIRD PARTIES	75

34.	FURTHER ASSURANCE	75

35.	EXPENSES	75

36.	COUNTERPARTS	76

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THIS LICENSE AND SUPPLY AGREEMENT is made the 7th of December 2005

BETWEEN:

(1)	NORGINE B.V., a limited liability company under the laws of the Netherlands, with its principal offices at Hogehilweg 7, 1101 CA Amsterdam ZO, The Netherlands (“Licensor”); and

(2)	SALIX PHARMACEUTICALS, INC., a company incorporated in USA whose principal place of business is 1700 Perimeter Park Drive, Morrisville, NC 27560-8404, USA (“Licensee”).

WHEREAS:

(a)	Licensor is engaged in, among other things, the research, development, manufacture and commercialisation of drug products in Europe and elsewhere in the world.

(b)	Licensee is engaged in, among other things, the development and commercialisation of drug products in the Territory (as hereafter defined).

(c)	Licensor is the owner of certain intellectual property and related rights covering the Product (as hereafter defined).

(d)	Licensee wishes to commercialise the Product in the Territory.

(e)	Licensor is willing to grant to Licensee a licence under Licensor’s intellectual property and related rights in the Territory to Commercialise (as hereafter defined) Product in the Territory and is also willing to supply Licensee with its requirements of Product for these purposes and Licensee desires to acquire such licence to Commercialise and to enter into arrangements for the manufacture and supply of Product upon the terms and conditions below.

IT IS NOW AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	In this Agreement the following definitions shall apply unless the context requires otherwise:

“Affiliate” - any company, partnership or other business entity which controls, is controlled by or is under common control with either Party. For the purposes of this definition only, “control” means the direct or indirect ownership of more than fifty percent (50%) of the issued shares or other voting rights of the subject entity or, possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such entity.

“Agreement” - this document including any and all schedules, appendices and other addenda to it as may be added and/or amended from time to time in accordance with the provisions of this document (including any Lifecycle Management Plan, as agreed in accordance with Clause 2).

“Allocable Overhead” – an amount added to an item of cost to reflect indirect costs of manufacture incurred by Licensor or for its account including overhead attributable to the manufacturing operation of its information systems, human relations, payroll, purchasing, supervisory and other internal groups together with its occupancy costs any of which it normally allocates to its product costs based on a method consistently applied.

“ANDA” - an Abbreviated New Drug Application as defined in the U.S. Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (21 U.S.C. s355) which references the NDA.

“ANDA Date” - the date of approval by the FDA of an ANDA permitting commercial marketing of a product competitive to the Product in the Territory by a Third Party.

“Applicable Laws” - all applicable laws, rules, regulations, directives and guidelines (including any amendments, extensions or replacements thereto) (i) in the Territory that apply to the development or Commercialisation of the Product in the Territory; and (ii) in or outside the Territory that apply to the performance of either Party’s obligations under this Agreement.

“Business Day” - 9.00am to 5.00pm local time on a day other than a Saturday, Sunday or bank or other public holiday in the United States of America or the United Kingdom.

“Certificate of Analysis (C of A)” or “Certificate of Compliance (C of C)” - documents issued for finished materials, raw materials, and/or Product(s) of that name as described in detail in the current Guide to Good Manufacturing Practice for Medicinal Products published by the European Commission or its equivalent in the Territory.

“Change of Control” - the transfer or issue of shares in the capital of an entity which when completed, would result in any shareholder (together with any person acting in concert with that shareholder (within the meaning given in the City Code on Takeovers and Mergers as in force at the Effective Date)) holding more than fifty percent (50%) of the total number of shares in the capital of such entity.

“Clinical Study” - any Clinical Trial and/or other study on Product carried out by or on behalf of Licensee post NDA Approval Date, including, without limitation, any Phase IV Clinical Trial, any study carried out in order to obtain a label extension or other new NDA for the Product in the Territory and any study carried out with the intention that the results will be used for marketing purposes or as part of the Lifecycle Management Plan, post Initial NDA.

“Clinical Trial” – any of a Phase IIb Clinical Trial, Phase III Clinical Trial or Phase IV Clinical Trial.

“CMC Data” - that part of an NDA or Regulatory Approval containing the data and other Know How relating to the chemistry and manufacturing controls and other manufacturing processes for the Product, including relating to the Packaging and Labelling.

“Commercialisation”, “Commercialising”, or “Commercialise” – all activities relating to the import, advertising, promotion and other marketing, pricing and reimbursement, Detailing, distribution, storage, handling, offering for sale and selling, customer service and support, post Marketing Authorisation.

“Commercialisation Plan” – the plan for the Commercialisation of the Product in the Territory to be generated by Licensee under the provisions of Clause 6.1, which shall include the Marketing Plan and Budget.

“Commercially Reasonable Efforts” – efforts and resources commonly used by pharmaceutical companies for a product owned by such a company or to which it has rights, taking into account the market potential and the patent and other proprietary position of the relevant product.

“Competent Authority” - any national or local agency, authority, department, inspectorate, minister, ministry official, parliament or public or statutory person (whether autonomous or not) of any government of any country having jurisdiction over either (i) any of the activities contemplated by this Agreement or (ii) either of the Parties.

“Confidential Information” – any Know How disclosed either directly or indirectly by one Party to the other Party and pertinent to the subject matter of this Agreement. In the case of (i) obligations on Licensee in relation to Licensor Confidential Information, Confidential Information of the Licensor shall include Licensor IP; and (ii) obligations on both Licensee and Licensor, Confidential Information shall include trade secrets and confidential information relating to the business affairs or finances of one Party supplied or otherwise made available to the other Party in relation to the performance of this Agreement.

“Control” - with respect to any Know How, Patent Rights or Trade Mark, possession of the right, whether directly or indirectly, and whether by ownership, licence or otherwise, to assign, or grant a licence, sub-licence or other right to or under, such Know How, Patent or other Trade Mark as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

“Cost of Manufacturing” - Licensor’s cost of manufacturing Product in finished product form for use in Clinical Studies or as free samples which shall comprise the direct cost of manufacturing the Product, as determined by Licensor in accordance with IAS accounting principles consistently applied, limited to direct labour and material costs and Product quality assurance/control costs and including Allocable Overhead.

“Costs” – Actual out-of-pocket costs and expenses.

“Cover” (including the variations such as “Covered”, “Coverage” or “Covering”) - making, using or Commercialisation of a given product in a Commercialised form in a country that would infringe a Valid Claim of a Patent Right in such country in the absence of a licence under such Patent Right. The determination of whether the product is so Covered by a particular Patent Right shall be made on a country-by-country basis.

“Data Package” – has the meaning set out in Clause 7.5.

“Detail” (including such variations as “Detailing”) - face to face contact between a field sales force representative and a medical professional with prescribing authority for the purpose of discussing scientific or medical information about a pharmaceutical product(s).

“Detailing Commitment” – the Detailing effort specified in Schedule 1 to be effected by the Licensee in the Initial Period.

“Development Costs” – the direct cost and expenses paid and/or payable to a Third Party for a Clinical Trial the subject of Clause 7.2.

“Disclosing Party” - the Party which discloses Confidential Information of it or any Third Party to the other Party.

“Documents” – analyses, books, CD-ROM, charts, comments, computations, designs, discs, diskettes, files, graphs, ledgers, notebooks, paper, photographs, plans, records, recordings, reports, research notes, tapes and any other graphic or written data or other media on which Know How is permanently stored and other computer information storage means and advertising and promotional materials of any nature whatsoever including preparatory materials for the same.

“Effective Date” – the date of execution of this Agreement.

“Expert Determination” – the procedure set out in Schedule 2.

“ex US Licensee” – any Third Party (if any) to whom Licensor licenses the Product so that that person may develop and/or Commercialise the Product in any part of the world outside the Territory.

“FDA” - the United States Food and Drug Administration or any successor agency thereto.

“First Trademark” - the registered trademarks Controlled by the Licensor or its Affiliates as set out in Schedule 3.

“Forecasts” – has the meaning given to it in Clause 9.1.

“Force Majeure” - in relation to either Party, any event or circumstance which is beyond the reasonable control of that Party which event or circumstance that Party could not reasonably be expected to have taken into account at the Effective Date and which results in or causes the failure of that Party to perform any or all of its obligations under this Agreement, including acts of God, lightning, fire, storm, flood, earthquake, accumulation of snow or ice, lack of water arising from weather or environmental problems, strike, lockout or other industrial or student disturbance, act of the public enemy, war declared or undeclared, threat of war, terrorist act, blockade, revolution, riot, insurrection, civil commotion, public demonstration, sabotage, act of vandalism, prevention from or hindrance in obtaining in any way materials, energy or other supplies, explosion, fault or failure of plant or machinery (which could not have been prevented by Good Industry Practice), or Legal Requirement governing either Party, provided that lack of funds shall not be interpreted as a cause beyond the reasonable control of that Party.

“GAAP” – generally accepted accounting principles in effect in the United States of America from time to time.

“Good Clinical Practice” or “GCP” - clinical practice as set out in:

(a)	Directive 2001/20/EC and Directive 2001/83/EC as well as ICH-GCP and any other guidelines for good clinical practice for trials on medicinal products in the European Community as amended and applicable from time to time; and

(b)	US Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Applications), as may be amended from time to time; and

(c)	the Declaration of Helsinki as last amended at the 52nd World Medical Association in October 2000 and any further amendments thereto.

“Good Industry Practice” – in relation to any undertaking and any circumstance, the exercise of that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances.

“Good Manufacturing Practice” or “GMP” - manufacture in accordance with:

(a)	the current principles and guidelines of good manufacturing practice for medicinal products for human use and “substantial conformity with good manufacturing requirements” (as such phrase is used in Clause 802(f)(1) of the U.S. Federal Food, Drug, and Cosmetic Act, as such Act may be amended from time to time); and

(b)	US Code of Federal Regulations, Title 21, Part 210 (Current Food Manufacturing Practice in Manufacturing, Processing, Packaging or Holding of Drugs), Part 211 (Current Food Manufacturing Practice for Finished Pharmaceuticals).

“Half Year” - each period of six months ending on 30 June and 31 December in each Year.

“IAS” - International Accounting Standards established by the International Accounting Standards Board.

“ICH-GCP” – the ICH Harmonised Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95).

“IND” - an investigational new drug application filed with the FDA prior to beginning clinical trials in humans or any comparable application filed with the Regulatory Authority of a country other than the United States prior to beginning trials in humans in that country.

“Indemnification Claim Notice” – has the meaning set out in Clause 20.3.

“Indication”- the indication set out in Schedule 4.

“Initial NDA” – the NDA filed by the Licensor under the terms of Clause 5 for the Product in the Territory.

“Initial Period” – the period of twenty four months after Launch.

“Insolvency Event” - in relation to either Party, means any one of the following:

(a)	a notice shall have been issued to convene a meeting for the purpose of passing a resolution to wind up that Party, or such a resolution shall have been passed other than a resolution for the solvent reconstruction or reorganisation of that Party; or

(b)	a resolution shall have been passed by that Party’s directors to seek a winding up or a petition for a winding up shall have been presented against that Party which, in the case of a petition presented against a Party, shall not have been appealed within seven (7) days of having been lodged or such an order shall have been made and shall not have been dismissed within thirty (30) days thereafter; or

(c)	a receiver, administrative receiver, receiver and manager, interim receiver, custodian, sequestrator or similar officer is appointed in respect of that Party or an encumbrancer takes steps to enforce or enforces its security against such Party which shall not have been dismissed by a court of competent jurisdiction within thirty (30) days thereafter; or

(d)	(i) a resolution shall have been passed by that Party or that Party’s directors to make an application for an administration order or to appoint an administrator, or (ii) an application for an administration order shall have been made to the court or a notice of appointment of an administrator shall have been filed at the court in respect of that Party, which in the case of such an application made to the court or notice filed with the court, shall not have been appealed within seven (7) days of having been made or filed or such an order or appointment shall have been dismissed within thirty (30) days thereafter; or

(e)	a proposal for a voluntary arrangement shall have been made in relation to that Party under Part I Insolvency Act 1986; or

(f)	a step or event shall have been taken or arisen outside the United Kingdom, in the jurisdiction in which a Party shall be incorporated or trade, in respect of such Party, which is similar or analogous to any of the steps or events listed at (a) to (e) above (including in the case of Licensee under the US Bankruptcy Code (including a filing under Chapter 11 proceedings) or other relevant laws of the USA which, in the case of a filing made against Licensee, shall not have been appealed within 7 days of having been lodged or such an order shall have been made and dismissed within thirty (30) days thereafter; or

(g)	that Party proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of that Party’s creditors or makes or suspends or threatens to suspend making payments to all or some of that Party’s creditors or the Party submits to any similar type of voluntary arrangement with its creditors.

“Invoice Income” - shall be as defined in Clause 10.4.

“Invoice Price” - the price per Unit of Product invoiced by Licensor in each Year, as defined in Clause 10.4.

“Joint Steering Committee” or “JSC” - the committee to be established pursuant to Clause 2.1.

“Know How” - technical and other information which is not in the public domain, including information comprising or relating to concepts, discoveries, data, designs,

formulae, ideas, inventions, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing (including results of research or development), processes (including manufacturing processes, specifications and techniques), laboratory records, chemical, pharmacological, toxicological, clinical, analytical and quality control data, trial data, case report forms, data analyses, reports, manufacturing data or summaries, information contained in submissions to and information from ethical committees and regulatory authorities and including sales and marketing information and information relating to distributors, wholesalers and customers to extent that it is not in public domain. Know How includes Documents containing Know How, including but not limited to any rights including trade secrets, copyright, database or design rights protecting such Know How. The fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, and/or a development relating to the item, is not known to the public.

“Label”, “Labelled” or “Labelling” - all labels and other written, printed or graphic matter upon (i) the Product or any container or wrapper utilized with the Product, or (ii) any written material accompanying the Product, including, without limitation, package inserts and patient information leaflets.

“Launch” - the first invoiced commercial sale of the Product by Licensee, its Affiliates or distributors in the Territory after the NDA Approval Date.

“Launch Commitment” – the amount of Costs to be incurred in the Initial Period by Licensee, directly or indirectly, in relation to (i) educational promotional activities; (ii) advertising the Product in the Territory; (iii) marketing, selling and promoting the Product in the Territory; and (iv) public relations in relation to Product in the Territory as set out in Schedule 5.

“Legal Requirement” - any present or future law, regulation, directive, instruction, direction or rule of any Competent Authority or Regulatory Authority including any amendment, extension or replacement thereof which is from time to time in force.

“Licensee IP” – all Know How and Patent Rights relating to the Product or its Commercialisation or the Lifecycle Management Plan discovered, generated, conceived, reduced to practice or developed by Licensee during the Term.

“Licensor IP” - the Licensor Patent Rights and Licensor Know How including any improvements thereto and the Trademark.

“Licensor Know How” - Know How Controlled by Licensor or its Affiliates at the Effective Date or during the term of this Agreement which relates to the Product and which is reasonably required for the Licensee to undertake Commercialisation in the Territory and otherwise to exercise its rights under this Agreement.

“Licensor Patent Rights” - the Patent Rights Covering the Product set out in Schedule 6 and all other Patent Rights Controlled by Licensor or its Affiliates during the term of this Agreement which Cover the development or Commercialisation of the Product in the Territory or otherwise where a licence is reasonably required to enable the Licensee to exercise its rights under this Agreement.

“Lifecycle Management Plan” - the plan for further development of the Product in the Territory post-Launch covering Clinical Studies (including Phase IV Clinical Trials) for Label extensions or new NDAs, an outline of which will be submitted by the Licensee to the JSC within 90 days of the Effective Date and the detail of which will be determined by the JSC under the provisions of Clause 2.2.2 from time to time.

“List Price” - the price for a Unit of Product in the Territory published by the Licensee in a given Year.

“Loan Note” – the loan note in the form of Schedule 7 evidencing the Loan under Clause 10.9.

“Losses” - any and all liabilities, damages, losses and expenses, to the extent that the same are recoverable at law (including reasonable lawyers’ fees and disbursements). In calculating “Losses”, the duty to mitigate on the part of the Party suffering the Losses shall be taken into account.

“Manufacture Date” – the date on which Licensee acquires an immediate license to manufacture under the terms of Clause 11.3.

“Manufacturing Period” – the period in which Licensor shall continue to supply Product to Licensee under the terms of this Agreement, as determined under Clause 11.

“Margin” – until the start of the first Quarter after the Quarter in which the sum due under Clause 10.11.1 is paid, [*] per cent ([*]%) and from the start of the first Quarter after the sum due under Clause 10.11.1 is paid and thereafter, [*] per cent ([*]%). For clarity the [*] per cent ([*]%) Margin shall apply to Product delivered after the start of the first Quarter following the date on which the sum due under Clause 10.11.1 has been paid.

“Marketing Authorisation” - any approval required from a Regulatory Authority to market and sell a pharmaceutical product in any relevant territory including any form of pricing or reimbursement approval.

“Marketing Plan and Budget” – the plan to be submitted as part of the Commercialisation Plan which is to be updated annually.

“NDA” - a New Drug Application as defined in the U.S. Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (21 U.S.C. s355) filed with the FDA.

“NDA Approval” - the approval by the FDA of the Initial NDA, under the terms of Clause 5.2.

“NDA Approval Date” – the date of the NDA Approval.

“Net Sales” - the gross amounts received by Licensee, its Affiliates or its or their distributors or sub-licensees for all sales of Product less the following items to the extent that they are paid or actually allowed and are shown on the relevant invoice:

(a)	trade, quantity, and cash discounts or rebates actually allowed and taken and any other adjustments, provided that such discounts or rebates are not applied disproportionately to the Product as compared with other similar products of the selling entity, including, without limitation, those granted on account of price adjustments, billing errors and recall returns. For clarity this includes trade, quantity and cash discounts or rebates actually allowed and taken by buying groups, healthcare insurance companies, pharmacy benefit management companies, health maintenance organisations or other institutions or health care organisations but does not include any discount or rebate for rejected goods or damaged goods;

* Confidential treatment requested; certain information

omitted and filed separately with the SEC.

(b)	any tax, tariff, customs duties, excise or other duties or other governmental charge (other than an income tax) levied on the sale, transportation or delivery of the Product;

(c)	freight, shipment and insurance costs incurred transporting Product to a Third Party purchaser; and

(d)	payments or rebates reasonably and customarily paid in connection with sales of Product to any governmental or regulatory authority in respect of any state or federal Medicare, Medicaid or similar programs;

The transfer of Product by Licensee or one of its Affiliates to another Affiliate or to a distributor or sub-licensee shall not be considered a sale. In such cases Net Sales shall be determined based on the invoiced sale price by the Affiliate, distributor or sub-licensee to the first Third Party trade purchaser, less the deductions allowed under this Clause.

Upon the sale or other disposal of Product other than in a bona fide arms length transaction exclusively for money or upon any use of Product for the purposes which do not result in a disposal of that Product in consideration of sales revenue customary in the country of sale, such other sale, disposal or use shall be deemed to constitute a sale at the relevant open market price in that country in which the sale, other disposal or use occurs, or, if that price is not ascertainable, a reasonable price assessed on an arm’s length basis for the goods or services provided in exchange for the supply. Disposal of Product for, or use of Product, in Clinical Studies or as free samples to be in quantities common in the industry for this sort of Product shall not give rise to any deemed sale under this Clause.

Such amounts shall be determined from the books and records of Licensee, its Affiliates, distributors and sub-licensees maintained in accordance with GAAP, consistently applied.

“New Trademark” – any trademarks Controlled by the Licensor or its Affiliates used in connection with Commercialisation of the Product by Licensee in the Territory during the term of this Agreement or thereafter under the terms of Clause 14.

“Package”, “Packaged” and “Packaging” - all primary and secondary packaging components, including, without limitation, cartons, partitions, shippers, or any other like matter used in packaging the Product for supply to the Licensee in the Territory during the Manufacturing Period.

“Party or Parties” – Licensor and/or Licensee.

“Patent Rights” - patent applications and patents, utility certificates, improvement patents and models and certificates of addition and all foreign counterparts of them in all countries, including any divisional applications and patents, refilings, renewals, re-examinations, continuations, continuations-in-part, patents of addition, extensions, (including patent term extensions) reissues, substitutions, confirmations, registrations, revalidations, pipeline and administrative protections and additions, and any equivalents of the foregoing in any and all countries of or to any of them, as well as any supplementary protection certificates and equivalent protection rights in respect of any of them.

“Phase IIb Clinical Trial” – a human clinical trial where a product is tested in a limited number of sick and possibly also healthy patients for the purpose of establishing dose ranging and/or further indication of efficacy of Product.

“Phase III Clinical Trial” – an adequate and well controlled, multi centre, human clinical trial to be conducted in a number of patients estimated to be sufficient to establish efficacy and safety of a Product in the medical indication being investigated and at a standard suitable to obtain a Marketing Authorisation (excluding dose ranging studies).

“Phase IV Clinical Trial” – any trial carried out post NDA Approval.

“Product” - the pharmaceutical product developed by the Licensor, currently known as Moviprep, the active ingredients in which are set out in Schedule 8 as described in the Initial NDA, finished, Packaged and Labelled in the manner specified in the Initial NDA and including line extensions thereto such as new flavours and any new indications therefor and any new NDAs therefor.

“Projected Sales” – the number of Units of Product forecast to be sold by the Licensee or its Affiliates to Third Parties in any Year of this Agreement commencing on the second anniversary of the commencement of first full Year of this Agreement post-Launch, which number is to be agreed between Parties at JSC under Clause 2 and failing which the provisions of Clause 2.1.3 shall apply. Provided that, if Launch is in the first Quarter of a Year the balance of that Year shall count as the first full Year post-Launch for the purpose of this definition and if Launch occurs after the end of the first Quarter of a Year the first Year shall be the next full Year to start after Launch.

“Purchase Order” – has the meaning set out in Clause 9.2.

“Purchase Price” – the price of supply of a Unit of Product by Licensor to Licensee which shall be the Margin on the Sales Price.

“Quarter” - each period of three months ending on 31 March, 30 June, 30 September or 31 December, and “Quarterly” shall be construed accordingly.

“Recipient Party” - the Party which receives Confidential Information of the Disclosing Party.

“Regulatory Authority” - any national, supranational, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity including the FDA, in any country involved in the granting of a Marketing Authorisation.

“Royalty” - the royalty payable on Net Sales by the Licensee under the terms of Clauses 10.6 and 10.7.

“Royalty Term” – the period in which the Royalty shall continue to be payable under the terms of Clause 10.

“Safety and Quality Agreement” - the agreement to be made between Licensor, Licensee and, if required by Licensee such of Licensor’s Affiliates who shall be manufacturing Product on behalf of Licensor, within ninety (90) days of the Effective Date as specified in Clause 6.2 concerning safety and quality matters and such other technical matters as may reasonably be required by the Parties and in accordance with the applicable Regulatory Authorities, in connection with the supply and release of the Product in the Territory.

“Sales Price” - the average sales price for a Unit of Product in the Territory in a given Half Year calculated by dividing (i) the aggregate Net Sales in that Half Year by (ii) the number of Units of Product comprised in such aggregate Net Sales.

“Salix Affiliate” - the Licensee, its holding company, Salix Pharmaceuticals, Ltd, a Delaware Corporation and any subsidiary of Licensee or its holding company and for this purpose subsidiary shall be as defined in S.736 Companies Act 1985.

“Specifications” - the specifications for Product set forth in the Initial NDA.

“Supply Income” - shall be as defined in Clause 10.3.

“Territory” – the United States of America, its territories and possessions.

“Third Party” – a party other than either of the Parties or any of their respective Affiliates.

“Trademark” – the First Trademark and any New Trademark.

“Trademark Royalty” - the royalty payable on Net Sales by the Licensee under the terms of Clause 10.6.

“Trademark Term” – the period in which the Trademark Royalty shall continue to be payable under the terms of Clause 10.7.

“Trade Dress” - those aspects of the Packaging of the Product involving the design, get up and trade dress thereof which are not required or dictated by the Initial NDA, including the style of printing;

“Unit” – a single packet of Product suitable for one (1) adult bowel preparation.

“Valid Claim” – either:

(a)	a claim of an issued and unexpired patent included within Patent Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or un-appealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise; or

(b)	a claim of a pending patent application included within Patent Rights which claim was filed and is being prosecuted in good faith and has not been abandoned or finally disallowed without the possibility of appeal or refiling of the application, provided that no more than seven (7) years have passed since the earliest priority date for such application.

“Visicol” – the pharmaceutical product approved for purgative use in connection with gastrointestinal conditions, marketed by Licensee under the trade name Visicol in the Territory as at the Effective Date and any reformulation or modification thereof and any similar product based or derived from such Visicol product.

“Year” – any period of twelve (12) months commencing on 1 January and ending on 31 December.

1.2	In this Agreement:

1.2.1	unless the context otherwise requires all references to a particular Clause, paragraph or Schedule shall be a reference to that Clause, paragraph or Schedule, in or to this Agreement as it may be amended from time to time pursuant to this Agreement;

1.2.2	the table of contents and headings are inserted for convenience only and shall not affect the interpretation of any provision of this Agreement;

1.2.3	unless the contrary intention appears words importing the masculine gender shall include the feminine and vice versa and words in the singular include the plural and vice versa;

1.2.4	unless the contrary intention appears words denoting persons shall include any individual, partnership, company, corporation, joint venture, trust, association, organisation or other entity, in each case whether or not having separate legal personality;

1.2.5	reference to the words “include” or “including” are to be construed without the limitation to the generality of the preceding words; and

1.2.6	reference to any statute or regulation includes any modification or re-enactment of that statute or regulation.

2. MANAGEMENT OF THE RELATIONSHIP

2.1	Joint Steering Committee

With effect from the Effective Date the Parties shall establish and run a Joint Steering Committee (“JSC”) to manage and oversee the Initial NDA and issues arising prior to the NDA Approval Date and implementation of the Lifecycle Management Plan and Commercialisation as follows:

2.1.1	The JSC shall comprise six (6) persons (“Members”) and Licensor and Licensee respectively shall be entitled to appoint three (3) Members, to remove any Member appointed by it and to appoint any person to fill a vacancy arising from the removal or retirement of such Member appointed by it.

2.1.2	Licensee and Licensor respectively shall each notify the other of any change in the identities of their Members. Each Party shall use reasonable endeavours to keep an appropriate level of continuity in representation. Members may be represented at any meeting by another person designated by the absent Member. There will be a Chairperson who will alternate between one of the Licensor Members and one of the Licensee Members at each meeting.

2.1.3	Conclusions and decisions of the JSC shall be made by unanimous agreement of the Members wherever possible and shall be minuted by or on behalf of the Chairperson who shall send a copy of the minutes of each JSC meeting to both Parties. Both Parties will use their reasonable efforts to build consensus. The JSC members shall at all times when making a decision consider in good faith and make decisions consistent with:

(i) Licensor’s global plans for commercialising the Product;

(ii) Obtaining NDA Approval as soon as possible; and

(iii) Licensee’s Commercialisation of the Product in the Territory.

If the JSC does not reach unanimous agreement on any particular matter then such matters requiring resolution shall be referred to the Chief Executive Officer of Licensor or equivalent position or his or her nominee and the Chief Executive Officer of Licensee or equivalent position or his or her nominee for resolution, who together shall use reasonable and good faith efforts to resolve such matters within thirty (30) days of the date such matters are referred to them for resolution. If the Parties still fail to resolve the matter so referred then:

(iv)	Save with respect to Projected Sales and quantities of Product to be supplied under Clause 8.2, Licensee shall have the casting vote on (a) issues relating to the Commercialisation of the Product in the Territory; (b) the conduct of Clinical Studies under the Lifecycle Management Plan, and (c) at any time after the termination of the Manufacturing Period, decisions relating to the manufacture of the Product;

(v)	Licensor shall have the casting vote on (a) issues relating to the Initial NDA (including any Clinical Trials prior to the NDA Approval Date subject to Clause 7.2) (b) during the Manufacturing Period, Clinical Study design, including the protocol for such Clinical Studies, (c) during the Manufacturing Period, decisions relating to changes to the Specification or manufacture of the Product and the implementation of any improvements thereto, and (d) the quantity of Product to be supplied under Clause 8.2; or

(vi)	With regard to Projected Sales the matter shall be resolved by Expert Determination.

and any such agreement or resolution in this way shall for the purposes of this Agreement constitute a unanimous vote of the JSC.

2.1.4	The venue for meetings shall alternate between the premises of the Parties, if not held by teleconference or videoconference. Each Party shall be responsible for its own expenses including travel and accommodation costs incurred in connection with JSC meetings.

2.1.5	The JSC shall have power to invite persons whose special skills or influence might advance the Lifecycle Management Plan or assist in connection with the Initial NDA, in confidence and upon behalf of the JSC, to attend and address meetings of the JSC. For the avoidance of doubt it is agreed that such persons shall not be JSC Members and shall not participate in the decision making process of the JSC.

2.1.6	The JSC Chairperson is responsible for promptly preparing the minutes of any JSC meeting, seeking unanimous approval of those minutes from the JSC Members, signing and dating the approved minutes and promptly distributing a copy of the signed minutes to each Party. It is only such signed and dated minutes which shall constitute a decision of the JSC.

2.2	The Joint Steering Committee:

2.2.1	shall hold meetings in person as frequently as the members of the JSC may agree shall be necessary and otherwise by teleconference or a video-conference but in any event no less frequently than four times a Year until the end of December 2007, with the first such meeting occurring not later than 31 March in each Year and the third such meeting not later than 31 October in such Year. Thereafter, the Parties shall discuss and agree the frequency with which JSC meetings shall be held. Dates of meetings shall be agreed by the Parties not less than thirty (30) days beforehand; responsibility for arranging the meetings, including, at least, providing notice and an agenda, shall be the responsibility of the Chairperson for that meeting; the first meeting will take place as soon as practicable after the Effective Date, but in no event later than twenty (20) Business Days after the Effective Date and will be organised by Licensee. At such first meeting the JSC shall agree and establish a timetable for the transfer of the Licensor Know How;

2.2.2	shall by 31 October in each Year determine the detail of the Lifecycle Management Plan and Commercialisation Plan for the following Year. The Lifecycle Management Plan and Commercialisation Plan shall contain reasonable target dates for major events as appropriate, and the JSC shall discuss these in good faith with reference to progress made in the current Year. The JSC may, at the request of the Licensee only, add to and/or amend each Lifecycle Management Plan and Commercialisation Plan during the course of any Year as it considers appropriate from time to time, as long as each amendment is reduced to writing and signed and dated in accordance with the decision making process described in Clause 2.1.3 above. The JSC shall retain copies of all such authorised versions of the Lifecycle Management Plan and Commercialisation Plan and each shall become incorporated in this Agreement as of the date of signature by the JSC Chairperson;

2.2.3	shall, for the avoidance of doubt, not manage the progress of the Initial NDA on a day-to-day basis (this being the responsibility of the Licensor);

2.2.4	shall, for the avoidance of doubt, not manage the implementation of the Commercialisation Plan on a day-to-day basis (this being the responsibility of the Licensee);

2.2.5	as an output of each meeting shall prepare a report to the respective management of each Party detailing the progress of the Initial NDA and the implementation of the Commercialisation Plan;

2.2.6	shall be a co-ordination forum in relation to the global issues relating to Product Commercialisation;

2.2.7	shall discuss Trademark issues pursuant to Clause 14, if required to do so;

2.2.8	shall review the Quarterly Net Sales reports filed with it by Licensee under Clause 6.7.6;

2.2.9	shall, subject to Clause 2.1.3 (vi) determine the Projected Sales for each relevant Year;

2.2.10	shall, subject to Clause 2.1.3, determine the quantity of Product to be given away as free samples in connection with Licensee’s sales and promotion activities under the Commercialization Plan and for use in Clinical Studies and to be supplied under Clause 8.2;

2.2.11	shall ensure a regular flow of information between the Parties;

2.2.12	shall effect and review the calculations under Clause 10; and

2.2.13	shall perform such other functions and responsibilities as are given to it under the express provisions of this Agreement.

Provided that:

2.2.14	the JSC shall have no authority to amend any commercial terms of this Agreement or any matter that would cause any payments stated in this Agreement to be other than the amount of those terms as stated herein.

2.3	No later than seven (7) days prior to each meeting of the JSC, the Licensee will provide the Licensor with written copies of all materials the Licensee intends to present at the JSC meeting which shall include a written report summarising its conduct of the Lifecycle Management Plan since the previous meeting and any material results and issues, which it wishes to bring to the attention of the JSC.

2.4	No later than seven (7) days prior to each meeting of the JSC, the Licensor will provide the Licensee with written copies of all materials the Licensor intends to present at the JSC meeting which shall include a written report summarising its progress in the Initial NDA since the previous meeting and any material results and issues, which it wishes to bring to the attention of the JSC.

2.5	Licensee acknowledges that Licensee only has the right to Commercialise Product in the Territory and that Licensor retains the right to develop and Commercialise Product outside the Territory. Licensor may develop and Commercialise the Product outside the Territory either by itself or by the grant of licences to ex-US Licensees. In such a case in order to allow the effective worldwide development and Commercialisation of Product Licensee agrees to allow representatives of ex-US Licensee(s) to participate in JSC meetings as an observer (subject to any such observer entering into appropriate confidentiality obligations). Licensor undertakes to use all reasonable endeavours to ensure that the Commercialisation of the Product outside the Territory does not adversely affect the Commercialisation of the Product in the Territory by the Licensee.

3. IMPLEMENTATION OF THE LIFECYCLE MANAGEMENT PLAN

3.1	Licensee shall carry out its responsibilities under the Lifecycle Management Plan at its own cost and expense as follows:

3.1.1	Licensee shall ensure that the various aspects of the Lifecycle Management Plan are carried out in accordance with GCP as appropriate. Any animals involved shall only be used in accordance with relevant Legal Requirements and shall be provided humane care and treatment in accordance with current generally accepted veterinary practice; and

3.1.2	With effect from the NDA Approval Date, Licensee shall be responsible for making and obtaining in its own name all regulatory filings, permissions and other approvals required by any Regulatory Authority in the Territory in relation to the conduct of the Lifecycle Management Plan.

3.1.3	Licensee shall keep or cause to be kept detailed written records and reports of the progress of the Lifecycle Management Plan in sufficient detail and in good scientific manner appropriate for all purposes including NDA purposes and patent purposes. These written records and reports shall properly reflect all the work done and the results achieved in carrying out such part of the Lifecycle Management Plan.

3.1.4	From the NDA Approval Date, Licensee shall maintain the Initial NDA including by filing variations to the Initial NDA as necessary. Licensee shall be responsible for the preparation, submission and prosecution of all necessary Regulatory Authority filings and applications required to obtain all label extensions or label changes to the Initial NDA, to obtain any subsequent NDA for the Product and to Commercialise Product in the Territory. Licensee or its Affiliates shall be the owner and party of record for all such filings, applications and approvals. Licensee shall be responsible for its costs associated with preparation, submission and prosecution of all filings and applications.

3.1.5

Licensee shall promptly inform Licensor in writing of the commencement of any Clinical Study pursuant to Clause 7.1 required by a Regulatory Authority in the Territory or effected by the Licensee (measured by the first dosing of a volunteer or patient in any such Clinical Study) and also of each

NDA filing made or label extension or label change thereto obtained by Licensee or its Affiliates in the Territory in relation to the Product. Licensee shall also promptly inform Licensor in writing of the occurrence of Launch for the Product in the Territory.

3.1.6	Licensee shall provide Licensor with reasonable advance notice of all material meetings or calls with Regulatory Authorities relating to the Initial NDA or any subsequent NDA for the Product. A maximum of two (2) Licensor personnel may attend such meetings or calls at Licensor’s own cost and expense.

4. LICENSEE DILIGENCE ON LAUNCH AND FOR LIFECYCLE MANAGEMENT PLAN

4.1	Licensee and its Affiliates’ core obligation in relation to Commercialisation of Product shall be to use its Commercially Reasonable Efforts to achieve Launch of the Product for the Indication as soon as reasonably practicable after the NDA Approval Date.

4.2	Following Launch of the Product in the Territory Licensee shall either itself or through its Affiliates use Commercially Reasonable Efforts to implement the Lifecycle Management Plan. All decisions relating to any amendment to the Lifecycle Management Plan shall be discussed and agreed by the JSC in accordance with the procedures set out in, and subject always to the terms of, Clause 2.

4.3	If Licensor at any time believes that Licensee or its Affiliates are not using Commercially Reasonable Efforts to implement the Lifecycle Management Plan Licensor shall have the right, no more frequently than once every six (6) months, to give written notice to Licensee requesting written justification, in the form of detailed reasons, which would support the proposition that Licensee and its Affiliates and sub-licensees are using Commercially Reasonable Efforts. Licensee shall provide such written justification within sixty (60) days of receipt of any such request.

5. LICENSOR’S OBLIGATIONS

5.1	Licensor will:

5.1.1	transfer the Licensor Know How to Licensee in the manner and in accordance with the timetable established by the JSC under Clause 2.2.1;

5.1.2	promptly during the term of this Agreement disclose to the Licensee all Licensor IP Controlled by Licensor or its Affiliates, not previously disclosed or transferred under this Clause 5; and

5.1.3	in accordance with Clause 11, provide such assistance as Licensee may reasonably require in connection with the manufacture of Product, after the termination of the Manufacturing Period.

5.2	Licensor will:

5.2.1	Diligently progress the Initial NDA through to NDA Approval, including effecting all such Clinical Trials as may reasonably be required on the terms of Clause 7.2, promptly dealing with all matters and issues raised by the FDA in connection therewith and paying all fees (including the PDUFA fee) payable on or in connection with such NDA Approval. Licensee will give reasonable assistance to Licensor in such matters provided that in the event that in connection with the Initial NDA the FDA requests any Clinical Trials, the Parties shall act in connection with such Clinical Trials in accordance with Clause 7.2;

5.2.2	Keep the Licensee fully informed of the progress of the Initial NDA, by reports to the JSC and otherwise as reasonably required;

5.2.3	Provide the Licensee with reasonable advance notice of all material meetings or calls with the FDA relating to the Initial NDA. Two representatives of Licensee may attend such meetings or calls at Licensee’s own cost and expense; and

5.2.4	On NDA Approval promptly transfer the Initial NDA into the sole name of the Licensee.

6. COMMERCIALISATION

6.1

Within ninety (90) Business Days of the Effective Date, Licensee shall provide Licensor through the JSC with a preliminary version of its Commercialisation Plan, including the Marketing Plan and Budget for the first year post-Launch all of which shall reflect the Launch Commitment and Detailing Commitment. The Marketing Plan and Budget shall also contain information of the type specified in Schedule 9. Such Commercialisation Plan, Marketing Plan and Budget shall be updated at least once each Year thereafter and shall be supplied to Licensor and be reviewed and agreed at a JSC meeting. Where such Commercialisation Plan is updated after Launch of Product in the Territory, in addition to containing details of Licensee’s proposed plans for Commercialisation, it shall also contain a summary of the progress of sales and marketing of Product in the Territory and sales forecasts for the Year covered by the Commercialisation Plan. Such plan shall be received by Licensor subject to the obligations of Clause 18 (Confidentiality).

6.2	Save as specified under Clause 11, Licensee shall obtain all of its requirements for Product from Licensor (or as Licensor may direct) on the terms of this Agreement. Within ninety (90) days of the Effective Date the Parties shall enter into a safety and quality agreement covering manufacture of Product (the “Safety and Quality Agreement”) by Licensor (or its nominee) and Licensor shall promptly enter into such further agreements or procure execution of the same, by any Party manufacturing the Product for Licensor for supply to Licensee under the terms of this Agreement. Licensor shall procure that each Affiliate of Licensor who is manufacturing Product on behalf of Licensor also enters into the Safety and Quality Agreement if required by Licensee. Notwithstanding any Safety and Quality Agreement entered into between Licensee and any nominees or Affiliates of Licensor, Licensor shall remain solely liable for the performance of its obligations under this agreement and for the performance of any such obligations subcontracted to any such nominee or Affiliate of Licensor.

6.3	Licensee shall exercise its rights under this Agreement as principal and it shall not sell or otherwise dispose of Product on behalf of, or in the name of Licensor or any of Licensor’s Affiliates, provided that to the extent required by applicable law, the name of the Licensor or Licensor’s Affiliates may appear on the packaging of the Product as manufacturer.

6.4	After the NDA Approval Date, Licensee, as the holder of the Initial NDA and without limiting its obligations under this Agreement or under any Applicable Law, shall comply with the content and terms of the Initial NDA;

6.5	Licensee shall maintain in the Territory, as part of its existing scientific service, a scientific service for scientific information relating to the Product and shall liaise with Licensor in relation to any enquiries made to such service.

6.6	Licensee shall establish and/or maintain a sales force appointed and trained in accordance with Good Industry Practice to promote the Product in the Territory (provided that it is acknowledged that such sales force shall promote other products with the Product).

6.7	Licensee shall:

6.7.1	comply at all times with all Applicable Laws pertaining to the Commercialisation of the Product in the Territory;

6.7.2	either itself, its Affiliates or through its distributors, maintain adequate facilities for the efficient Commercialisation of the Product throughout the Territory;

6.7.3	during the Manufacturing Period maintain or have maintained the Product, pending distribution and sale to customers, in a facility that is properly equipped (including temperature and humidity monitoring) to store pharmaceutical and other sensitive products. Licensor, or its duly appointed agent, shall have the right to inspect the premises of Licensee or (accompanied by Licensee) its sub-contractor where the Product is held, stored, and/or distributed, and Licensee shall permit such inspection or arrange for such inspection no more often than once per year, upon advance notice at any reasonable time, of the methods and procedures used in the distribution, storage and sale of the Product and provide to Licensor promptly in response to any request therefor, all government inspection reports and certificates relating thereto;

6.7.4	during the Manufacturing Period, in dealing with or handling the Product follow the reasonable instructions of Licensor, and provide for or have provided the storage of Product in a manner consistent with the terms of the Initial NDA and Applicable Law;

6.7.5	at its own cost and expense, hold such stocks of Product for the Territory at levels reasonably required to satisfy the anticipated demand for Product;

6.7.6	in marketing and selling Product:

(i)	not make any statements, representations, warranties or guarantees concerning the Product which are contrary to the Initial NDA or Applicable Laws; and

(ii)	avoid any misleading or deceptive marketing practices or any other promotional activities that may to the knowledge of the Licensee harm or otherwise damage Licensor’s or its Affiliates image or reputation, in the Territory;

6.7.7	keep the JSC informed of the Commercialisation of the Product in the Territory (including but not limited to sales of the Product) by way of a written report detailing the level of sales made during the previous Quarter (as reasonably available to Licensee at the time of compiling such report) and summarising any material developments relating to Commercialisation of the Product in the Territory during the previous Quarter. Such report shall be submitted within thirty (30) days of the end of each Quarter. Licensee shall also use reasonable efforts to inform the JSC of any other information that it receives which in the Licensee’s opinion is likely to be of material interest, benefit, or use to the Licensor in relation to the sale of the Product outside of the Territory;

6.7.8	investigate promptly and report to Licensor all significant customer complaints or reports of incidents relating to the Product affecting quality of which it has knowledge and co-operate with Licensor in the handling of such complaints and in accordance with Clause 12.1. Licensee shall provide a copy of each investigation report under this Clause 6.7.8 to Licensor;

6.7.9

during the Manufacturing Period keep Licensor informed in a timely manner of any information brought to Licensee’s attention which in Licensee’s reasonable judgment could lead to a variation of the Initial NDA, Packaging or Labelling (subject to any overriding provisions of the pharmacovigilance procedures to be set out in the Safety and Quality Agreement). For the avoidance of doubt, during the Manufacturing Period all decisions relating to the Specification and methods of manufacturing shall be made solely by Licensor provided that Licensor shall give Licensee reasonable notice in writing of any changes prior to effecting them and provided that such changed Specification is still in accordance with the Initial NDA and any subsequent NDA. If a change to the Specifications is required which will necessitate a change to an NDA, Licensor shall consult with Licensee with regard to making this change to the Specifications so as to allow Licensee to file all necessary documents with the Regulatory Authorities to make the necessary changes to each NDA prior to effecting such change to the Specification; and

6.7.10	retain and archive all documentation relating to the Product, including, in particular, documentation relating to regulatory matters and to any Clinical Study and provide copies of the same to Licensor as and when requested by Licensor.

6.8	Licensee shall not Commercialise the Product in conjunction or otherwise together with any other products as a loss leader without Licensor’s prior written approval, which approval may be withheld by Licensor for any reason, provided always that Licensee shall be permitted to sell and promote Product with other products on an arms-length basis in accordance with Good Industry Practice.

6.9	Licensee shall be responsible for all costs and expenses associated with its Commercialisation activities.

6.10	Subject to the obligations of the Licensor under Clause 5, Licensee, at its sole cost and expense, shall be responsible for obtaining all permissions, consents and licences (required in addition to the Initial NDA), required to Commercialise the Product in the Territory under any Applicable Law, including without limitation, any import approvals, wholesale dealer’s licenses and pricing and reimbursement approvals. Licensor agrees to reasonably cooperate with Licensee in obtaining any such additional necessary authorisations and approvals required to Commercialise the Product in the Territory, including representatives of Licensor attending meetings with the relevant Regulatory Authorities if so requested by Licensee together with Licensee, at Licensor’s own cost and expense for such attendance.

6.11	Licensee shall be responsible for setting the List Price of Product in the Territory and for determining the Sales Price from time to time.

6.12	Licensee shall during the term of this Agreement fulfil all of its obligations hereunder in a manner that is consistent with Good Industry Practice:

6.13	Licensee shall not:

6.13.1	advertise the Product or canvass or solicit orders for the Product outside the Territory; or

6.13.2	open branches for the sale of the Product outside the Territory; or

6.13.3	maintain distribution depots for the Product outside the Territory.

Provided that this provision shall not prevent Licensee from contributing to international journals or advertising therein or attending and/or exhibiting at international conferences or events outside of the Territory;

6.14	Licensee’s core obligations in relation to Commercialisation of Product in the Territory shall be as follows:

6.14.1	to use Licensee’s Commercially Reasonable Efforts to maximise sales of the Product in the Territory; and

6.14.2	to incur the Launch Commitment. At the end of the Initial Period Licensee shall provide evidence reasonably satisfactory to the Licensor that the Licensee has satisfied such obligation; and

6.14.3	to effect the Detailing Commitment. At the end of the Initial Period Licensee shall provide evidence reasonably satisfactory to the Licensor that the Licensee has satisfied such obligation; and

6.14.4

in each Year of this Agreement commencing not less than twenty-one (21) months after Launch to purchase from the Licensor (as evidenced by invoices dated during such Year) the number of Units of Product at the Purchase Price therefor equal to [*] per cent ([*]%) of the Projected Sales for that Year (“the Minimum Units”) or within thirty (30) days of the end of such Year make any balancing payment necessary such that the Licensor has received monies equivalent to the sum it would have received if such Minimum Units had been purchased at the Purchase Price. For clarity the number of Units Licensee has purchased in a Year shall be determined by invoices for Units of Product dated in such Year. Within thirty (30) days of the end of each Year the Parties shall meet to discuss and agree (i) the number of Units for which Licensee has been invoiced in that Year, and (ii) the size of the balancing payment (if any) Licensee needs to make to

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Licensor such that Licensor has received payment for the Minimum Units for that Year. The balancing payment will be a sum equal to the number of additional Units of Product Licensee needs to purchase in order to meet its obligations to purchase the Minimum Units multiplied by the Invoice Price for a Unit of Product for that Year. Licensee shall make such payment and Licensor shall deliver an invoice in respect of such payment within five (5) Business Days of such meeting and such payment shall be part of the Invoice Income for the purposes of Clause 10.5. Provided that Licensee shall not be liable to make any such balancing payment and for any breach of its obligation under this Clause 6.14.4 where such failure to purchase Product is by reason of the failure of Licensor to supply Product in accordance with the terms of Clauses 8 and 9.

6.15	Licensee undertakes that, whilst Commercialising Product, it will not discount the price at which it sells Product below List Price (a) by more than Licensee discounts its own products of similar type, or (b) by any more than a pharmaceutical company which owned a product or the rights to a product of similar market potential to the Product in the Territory might reasonably be anticipated to discount the price of that product.

7. ADDITIONAL CLINICAL TRIALS

7.1	The Licensee may from time to time, propose to the Licensor that additional Clinical Studies be initiated in relation to the Product in the Territory whether on its own initiative or because a Phase IV Clinical Trial is required by FDA (“Additional Studies”). The Parties shall meet and discuss the same in good faith and if the Parties agree the plans and protocols for such Additional Studies the Licensee may at its sole cost and expense proceed with the additional Clinical Study which shall be included as part of the Lifecycle Management Plan. Provided that where any Phase IV Clinical Trial is required by the FDA in the Territory after the NDA Approval Date, the Parties shall promptly agree in good faith the plans and protocols for such Additional Study and the Licensee shall be entitled to conduct the same as a Clinical Study, at its sole cost and expense.

7.2	Where any Clinical Trial is required by the FDA in connection with the Initial NDA the Parties shall promptly agree in good faith the plans and protocols for such additional Clinical Trial and the budget therefor and it shall be conducted as agreed between the Parties. The Development Costs of any such additional Clinical Trial required in connection with the Initial NDA pre-NDA Approval Date shall be paid by the Licensor, provided that a sum equal to the first [*] dollars ($[*]) and [*] per cent ([*]%) of any Development Costs exceeding [*] dollars ($[*]) shall be reimbursed by the Licensee, by being paid in addition to the milestone payable under Clause 10.10, upon payment of such milestone.

7.3	Any failure of the Parties to agree under Clauses 7.1 or 7.2 shall be referred to Expert Determination.

7.4	Where one Party carries out any Additional Study or Clinical Trial under this Clause 7 it shall prepare a final report of the results from such Additional Study or Clinical Trial and from all sites and shall present the same to the other Party at the same time supplying a written copy. The first Party may thereafter release such results or submit them for use at conferences and publication in scientific journals in accordance with the provisions of Clause 18 (Confidentiality).

7.5	All rights in and to any data, results, information, inventions, discoveries and/or improvements arising out of the performance of a Clinical Trial the subject of Clause 7.2, whether patentable or not, conceived, made, obtained or developed (the “Licensor Data Package”) pursuant to a Clinical Trial shall vest in and remain the property of the Licensor, provided always that such Licensor Data Package shall be Licensor IP for all purposes under this Agreement.

7.6	All rights in and to any data, results, information, inventions, discoveries and/or improvements arising out of the performance of an Additional Study the subject of Clause 7.1, whether patentable or not, conceived, made, obtained or developed (the “Licensee Data Package”) pursuant to an Additional Study shall vest in and remain the property of the Licensee, provided always that such Licensee Data Package shall be Licensee IP for all purposes under this Agreement.

8. LICENSOR’S SUPPLY OBLIGATIONS

8.1	Subject to the provisions of Clauses 9 and 11 and the terms of the Safety and Quality Agreement, the Licensor shall:

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8.1.1	manufacture or have manufactured and supply to Licensee such amounts of Product for Licensee’s Commercialisation of the Product in the Territory, as Licensee may order from time to time and undertakes that all Product supplied to the Licensee shall have been manufactured in the manner specified in the NDA and in accordance with GMP, Specifications and the Safety and Quality Agreement;

8.1.2	provide Licensee with a copy of a manufacturing authorisation for the purposes of manufacturing Product in respect of each site at which manufacture (or any part thereof) of Product shall occur for supply to Licensee and shall provide Licensee with advance written notice of any proposed change to such manufacturing authorisation(s) in order that Licensee may make any relevant variations to the Regulatory Approval(s). Licensee will give Licensor all reasonable assistance in obtaining a manufacturing authorisation for the Product from the Regulatory Authorities in the Territory;

8.1.3	ensure that Product to be supplied to Licensee is handled and stored by it in accordance with all Applicable Laws and shall ensure that it creates and retains manufacturing, analytical and distribution records, testing and releasing materials, and undertakes production and quality controls, including in-process controls and all necessary stability studies, and analysis relating to the Product all in accordance with the Specification and GMP;

8.1.4	procure that Licensee, or its duly appointed agent, shall have the right to inspect the premises of Licensor or Licensor’s contract manufacturer(s) where the Product for supply to Licensee is manufactured, Packaged or Labelled, which inspections may take place no more often than once per Year upon advance notice at any reasonable time, provided however, that Licensee shall have the right to inspect such premises at any time following the receipt of a complaint, report or query concerning or relating to the manufacture of the Product;

8.1.5	ensure that no changes in chemistry and manufacturing controls specified in the CMC Data in the Initial NDA are made without Licensee having obtained the prior approval of the applicable Regulatory Authority for such changes if such approval is required;

8.1.6	keep Licensee informed in a timely manner of any information brought to Licensor’s attention which in Licensor’s reasonable judgment could lead to a variation of the NDA, Packaging or Labelling (subject to any overriding provisions of the Safety and Quality Agreement);

8.1.7	provide Licensee with reasonable assistance in relation to any questions or issues raised by any Regulatory Authority relating to Product or the Initial NDA, including, but not limited to, the provision of any relevant background data relating to Product in Licensor’s possession or control;

8.1.8	supply the Product in Packaging approved by Licensee under the terms of Clause 14.8 which incorporates all information (including the patient information leaflet) that may be required by the NDA, any Regulatory Authority or any Applicable Law from time to time;

8.1.9	notify Licensee promptly of any proposed inspections by any Regulatory Authority (either in the Territory or outside of the Territory) of the facilities at which Product is manufactured and procure that Licensee has a right to attend on such occasions if the inspection is by a Regulatory Authority in the Territory and in any event Licensor shall inform Licensee of the outcome. Where the proposed inspection is by a Regulatory Authority from inside the Territory, Licensee shall give Licensor all reasonable assistance in preparing for that inspection;

8.1.10	establish and maintain a scientific service for scientific information relating to the Product and shall liaise with Licensee in relation to any enquiries made to such service;

8.1.11	retain and archive all documentation relating to the Product including, in particular, documentation relating to regulatory matters and to Clinical Trials of Product; and

8.1.12	investigate promptly and report to Licensee all significant customer complaints or reports of incidents relating to the Product affecting quality of which it has knowledge and, where such complaints arise in the Territory, shall co-operate with Licensee in the handling of such complaints and in accordance with Clause 12.1 and shall provide a copy of each investigation report under this Clause 8.1.12 to Licensee.

8.2	From time to time Licensee may place Purchase Orders for samples of the Product for distribution in connection with its sales and promotions activities under the Commercialisation Plan and for use in Clinical Studies. The quantity of each such Purchase Order is to be agreed by JSC, save that in no event shall such quantities to be used in Clinical Studies or given away as free samples be more than is common in the industry for this sort of Product. Each such quantity ordered shall be manufactured fully in accordance with the terms of Clause 8.1 and delivered and accepted on the terms of Clauses 9.3 to 9.9 and invoiced at Licensor’s Cost of Manufacture.

9. FORECASTS, ORDERS, DELIVERY AND ACCEPTANCE

9.1	No later than one hundred and twenty (120) days prior to the anticipated Launch date for Product in the Territory, the Licensee shall prepare and provide to Licensor a written forecast covering the period between NDA Approval Date and the end of the first full Quarter following Launch (“First Full Quarter”). Following discussion of this pre-Launch forecast between the Parties Licensee shall place firm binding purchase orders on Licensor covering the period between NDA Approval Date and the end of the First Full Quarter, such purchase orders not to specify a delivery date earlier than ninety (90) days after the date upon which such purchase orders are dated and submitted to Licensor. On or before the commencement of the First Full Quarter and each Quarter thereafter Licensee shall prepare and provide to Licensor a written forecast by Quarter of Licensee’s requirements for Product (“Forecasts”) for the immediately succeeding eight full Quarters (i.e. after Launch commencing with the Quarter just beginning). The amounts set forth for the first and second Quarters in each Forecast shall constitute a firm binding purchase order and shall be binding upon Licensee and subject to the provisions of Clause 9.2. The amounts set forth in the following six (6) Quarters shall constitute Licensee’s non-binding, good faith estimate of the Product requirements of Licensee for such periods; provided, however, that, in relation to the amounts set forth for the third Quarter, when such Quarter becomes the second Quarter of the next Forecast the amounts set forth in such next Forecast for the second Quarter shall not be less than [*] percent ([*]%) nor shall Licensor be obligated to supply greater than [*] percent ([*]%) of the amounts set forth in the immediately preceding Forecast for such Quarter, but Licensor may agree to supply such greater amount in its sole discretion.

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omitted and filed separately with the SEC.

9.2	Each Forecast provided to Licensor by Licensee pursuant to Clause 9.1 shall so far as it relates to the second Quarter specify the quantity of the Product ordered and the required delivery date therefor and shall be accompanied by firm binding purchase orders covering each consignment required which purchase orders shall be consistent with the Forecast (“Purchase Orders”). In the event of a conflict between the terms and conditions of any Purchase Order and this Agreement, the terms and conditions of this Agreement shall prevail. A Purchase Order must be for an amount of Product which fits Licensor’s batch size. Licensor shall have no obligation to supply quantities of Product in the event Licensee places orders for amounts of Product that are not multiples of Licensor’s standard manufacturing batch size for the Product.

9.3	Licensor shall within ten (10) days of the receipt of any Purchase Order from Licensee made pursuant to Clause 9.2 give written notice to Licensee of the dates by when it shall fulfil such Purchase Order.

9.4	All Product supplied under this Agreement shall be delivered Ex Works (INCOTERMS 2000) Licensor’s or its nominee’s manufacturing and/or distribution facility in Europe and shall be accompanied by (i) a written Certificate of Analysis confirming that such quantity of Product meets the Specification and (ii) an invoice for payment for such amount of Product at Invoice Price. Licensee shall secure transport and insurance with its own providers at its sole cost and expense. Licensee shall pay all freight, insurance charges, taxes, import and export duties, inspection fees and other charges applicable to the sale and transport of Product purchased by Licensee hereunder which amounts shall be separately set forth on Licensor’s invoices to Licensee. Title and risk of loss and damage to Product purchased by Licensee hereunder shall pass to Licensee upon receipt of the Product by the carrier designated by Licensee at Licensor’s or its nominee’s facility.

9.5

Following receipt of a shipment of Product from Licensor, Licensee or its designated agent shall, within thirty (30) days, carry out a visual inspection (as defined below) of such shipment to ensure that Packaging and Labelling of Product has taken place in accordance with the Specification and is accompanied by an associated Certificate of Analysis and Certificate of Compliance, and if Licensee determines in its sole discretion (exercised reasonably) that it has not so taken place it shall promptly notify rejection of shipment to Licensor in writing. Subject to the provisions of Clause 9.7, if Licensee does not notify Licensor of rejection of such shipment within such thirty (30) days, such shipment of Product shall be deemed to have been accepted.

9.6	For the purposes of this Agreement, “visual inspection” shall mean:

9.6.1	comparing the applicable order against the documentation accompanying the shipment to verify that the delivery date, identity, quantity and exterior shipment labelling comply with the order;

9.6.2	verifying that the Certificate of Analysis for the shipment states that the Product conforms in all material respects to the applicable Specifications; and

9.6.3	verifying that the Certificate of Compliance for the shipment states that the Product was manufactured in accordance with Good Manufacturing Practice; and

9.6.4	visually inspecting the exterior of the shipment of Products to verify that the shipment appears to be in good condition.

For the avoidance of doubt, visual inspection does not include laboratory analysis.

9.7	Notwithstanding the foregoing, Licensor shall remain liable to Licensee to the extent provided in Clauses 9.8 or 9.9 as appropriate for any defect that subsequently is discovered which renders the Product unsaleable if such defect is due to the failure of the Product to meet Specification and/or GMP and provided that Licensee immediately inform Licensor by notice in writing of such defect and rejection of the relevant shipment (if applicable) not later than ten (10) days from the date of discovery of such defect.

9.8	Within ten (10) days of receipt by Licensor of a notice of rejection from Licensee in accordance with Clauses 9.5 or 9.7 Licensor shall indicate in writing to Licensee whether Licensor is issuing a return authorisation or not. In the event that a return authorisation is so issued Licensee shall return to Licensor at Licensor’s expense the quantities of Product in question and Licensor shall replace such quantities within sixty (60) days or as soon as reasonably practicable thereafter. If the payment in respect of such quantities is outstanding, it shall be postponed until such replacement quantities are received and accepted by Licensee in accordance with this Clause 9.

9.9	After receipt of any rejection notice from Licensee pursuant to Clause 9.5 or Clause 9.7 if Licensor does not issue a return authorisation under Clause 9.8, Licensor shall analyze any batch of Product rejected by Licensee for non-conformity with the Specifications within thirty (30) days of receipt of such notice, and present its findings with respect to such Product to Licensee. If such tests confirm non-conformity with the Specification Licensor shall promptly supply to Licensee (at Licensor’s cost and expense) a conforming batch in the same quantity as the rejected batch and shall reimburse Licensee for any out of pocket costs or expenses incurred by Licensee including shipping charges in relation to such non-conforming batch. If the Parties cannot agree on whether the batch of Product in question conforms to the Specifications, an independent qualified laboratory reasonably acceptable to both Parties, and at a cost equally shared by both Parties, shall analyse both Licensee’s and Licensor’s samples of Product in question, and the definitive results of such laboratory shall be binding on the Parties. If the batch of Product in question is determined to be non-conforming, such non-conforming Product shall be held for Licensor’s disposition, or shall be returned to Licensor, in each case at Licensor’s expense, as directed by Licensor no later than fifteen (15) days following such determination. Licensor shall replace each non-conforming batch of Product, or the non-conforming portion thereof, with conforming Product within sixty (60) days or as soon as reasonably practical after receipt of notice of rejection thereof. If the batch of Product in question is determined to be conforming and provided that the Certificate of Analysis did not indicate it to be non-conforming, such Product shall be returned to Licensee at Licensee’s cost and expense.

9.10	Licensor shall not hold any stocks of Product for Licensee for sale in the Territory.

9.11	Licensor shall employ stock rotation methods and techniques consistent with Good Industry Practice so as to ensure that Product delivered to Licensee has a minimum of [*] per cent ([*]%) of its shelf life unexpired.

9.12

Licensor shall use Commercially Reasonable Efforts to fill at least [*] per cent ([*]%) of each properly placed Purchase Order by the date agreed for delivery. In the event that the Licensor expects an inability to supply Product by the date agreed for delivery

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omitted and filed separately with the SEC.

it shall give Licensee notice to this effect as soon as Licensor becomes aware of the circumstance. Save for a Force Majeure event (in which case the provisions of Clause 23 shall apply), it shall be a material breach of the Agreement if Licensor is not able or otherwise does not fill at least eighty per cent (80%) of each properly placed Purchase Order for a period of greater than two consecutive Quarters.

10. LICENCE FEES, PRICE AND PAYMENT TERMS

Supply Price

10.1	Licensor will manufacture and supply Licensee with Product during the Manufacturing Period at the Purchase Price.

10.2	Within sixty (60) days of the end of each Half Year post-Launch Licensee shall submit to Licensor a report setting out Licensee’s calculation of the Sales Price for that Half Year, the underlying data based on which such calculation has been made and a calculation of the Supply Income (as defined below) due to the Licensor for that Half Year. For the avoidance of doubt it is declared and agreed that Units used in Clinical Studies or Units given away as free samples shall not be counted when calculating the Sales Price for a Half Year.

10.3	Within fifteen (15) days of receipt of the report under Clause 10.2 the JSC shall meet and agree the total that was due to Licensor in any Half Year for the supply of Units of Product delivered in that Half Year. This shall be calculated by multiplying the Purchase Price applicable in that Half Year by the actual number of Units delivered in that Half Year (“Supply Income”). Where any payment has been made by Licensee under Clause 6.14.4 in respect of a Year at the calculation of the Supply Income for the Half Year ended on 31 December the relevant number of Units of Product in respect of such payment shall be included in the calculation of the Supply Income in respect of such Half Year.

10.4	Throughout each Half Year Licensor shall invoice Licensee for Product supplied pursuant to this Agreement at the Invoice Price as specified below. Licensee shall make payment of each invoice submitted pursuant to Clause 9.4 within thirty (30) days of receipt of such invoice. Licensor shall invoice Licensee for Product at the following rates:

10.4.1	in the first Half Year (or part thereof) post-Launch, at the Margin on the List Price; and

10.4.2	in each subsequent Half Year at the Purchase Price for the previous Half Year;

(the applicable price for a Half Year being the “Invoice Price”), the total amount invoiced in any Half Year for manufacturing and supplying Product at the Invoice Price being the “Invoice Income”. Invoice Income in respect of the Half Year ended on 31 December in each Year shall include any balancing payment made under Clause 6.14.4.

10.5	At the same time as the JSC meets under Clause 10.3 it shall reconcile the Invoice Income with the Supply Income for the previous Half Year, the difference between the two figures being the balancing payment (“Reconciliation Amount”). The Party which this calculation shows needs to make a balancing payment shall pay the Reconciliation Amount to the other within thirty (30) days of the relevant meeting of the JSC being held. Any dispute between the Parties as to any matter relating to the calculation of the Sales Price including the components of the Sales Price, the Supply Income, the Invoice Price, the Invoice Income in any Half Year or the Reconciliation Amount shall be resolved in accordance with the mechanism set out in Clause 10.18.

Royalty

10.6	In the event that the Licensor is not supplying all the Product requirements of the Licensee, under the terms of Clause 11, Licensee shall pay to Licensor a royalty at the rate of [*] percent ([*]%) of Net Sales of all Product not supplied by Licensor, such Royalty to be payable on all such Net Sales during the period (the “Royalty Term”) until whichever shall be the earlier of:

10.6.1	the date of expiry of the last to expire of any Valid Claim of any Licensor Patent Rights Covering the Product in the Territory; and

10.6.2	the approval of an ANDA for the Product in the Territory.

10.7

Where after the expiry of the Royalty Term, Licensor is not supplying all the Product requirements of the Licensee, Licensee shall pay to Licensor a trademark royalty at the rate of [*] per cent ([*]%) of Net Sales of all Product not supplied by Licensor, (the “Trademark Royalty”), and the terms of Clauses 10.14 to 10.18 shall apply to such Trademark Royalty. The Trademark Royalty shall be payable for the period in

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which the Licensee shall continue to market the Product in the Territory under the Trademark (the “Trademark Term”). The Licensee acknowledges that, it shall not at any time use any trademark other than the Trademark on the Product. Such Trademark Royalty shall be deemed included in the Purchase Price during the Manufacturing Period in respect of all Product supplied by the Licensor and shall be deemed included in the Royalty during the Royalty Term.

Signature

10.8	Upon the Effective Date, Licensee will pay to Licensor a fee of [*] US Dollars (US$[*]).

Loan

10.9	Upon the Effective Date, Licensee will advance to Licensor an unsecured, subordinated, loan of [*] US Dollars (US$[*]) (“the Loan”). The Loan shall be repayable upon the earlier of (i) [*]; and (ii) [*], on the terms of the Loan Note. Upon the Loan becoming repayable Licensor shall pay Licensee the Loan amount plus any interest accrued thereon (the “Interest”) and a sum equal to the Interest shall be added to the milestone payable by the Licensee under Clause 10.10.

Milestone payments

10.10	Within ten (10) Business Days of the NDA Approval Date, Licensee shall pay Licensor a fee of [*] US Dollars (US$[*]) as increased, if at all, under Clause 7.2 and/or Clause 10.9.

10.11	The following sales milestone payments shall be paid by Licensee to Licensor:

10.11.1	[*] US Dollars (US$[*]) for the first time that aggregate Net Sales in a Year surpass [*] US Dollars (US$[*]);

10.11.2	[*] US Dollars (US$[*]) for the first time that aggregate Net Sales in a Year surpass [*] US Dollars (US$[*]); and

10.11.3	[*] US Dollars (US$[*]) for the first time that aggregate Net Sales in a Year surpass [*] US Dollars (US$[*]).

10.12	Each of the milestone payments under Clauses 10.10 and 10.11, shall only be payable by Licensee upon the first occurrence of the applicable event whenever it occurs but

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omitted and filed separately with the SEC.

upon the first occurrence of the applicable event the milestone payment shall be payable even if more than one occurs in a Year, unless otherwise noted. Such milestone payments are non-refundable in any circumstances whatsoever.

10.13	Licensee shall promptly (and in any event within thirty (30) days) report to Licensor when its accounting records evidence the occurrence of each milestone event under Clause 10.11 and within five (5) Business Days of reporting such event shall make the applicable milestone payment to Licensor.

General

10.14	If applicable Licensee shall make the Royalty and Trade Mark Royalty payments due to Licensor under Clauses 10.6 and 10.7 at Quarterly intervals within forty-five (45) days of the end of each Quarter. Each Royalty and Trade Mark Royalty payment shall be accompanied by a report summarising the Net Sales of Product (not supplied by Licensor) in the Territory during the relevant Quarter, the taxes withheld, if any, and the total Royalty and Trade Mark Royalty payments due.

10.15	Licensee shall make all payments to Licensor under this Agreement in US Dollars from the USA.

10.16	All payments under this Agreement shall be made free and clear of and without set off, deduction or deferment in respect of any taxes, disputes or claims whatsoever unless required by law or practice of any Competent Authority. Licensee and Licensor shall co-operate to minimise any deduction or withholding in relation to any payments pursuant to this Agreement and, without limitation, Licensor shall provide Licensee with a W-8BEN (or successor form) duly executed by Licensor.

10.17

Licensee and its Affiliates shall keep and shall require its or their distributors and/or sub-licensees to keep, full, true and accurate records and books of account containing all particulars that may be necessary for the purpose of auditing all amounts payable to Licensor including evidence of the Sales Price, Supply Income and Net Sales in each Year, in calculating any Royalty or Trademark Royalty due and in compiling the reports due from Licensee under Clauses 6.7.7 and 6.14, 10.2 and 10.14 (as applicable) (“Records”) for a minimum period of six (6) years. Upon timely request by Licensor, Licensor shall have the right to instruct an independent, internationally recognized, accounting firm to perform an audit, conducted so far as appropriate in accordance with GAAP, as is reasonably necessary to enable such accounting firm to report to Licensor on such Records on the following basis:

10.17.1	such firm of accountants shall be given access to and shall be permitted to examine and copy such books and records upon twenty (20) Business Days notice having been given by Licensor and at all reasonable times on Business Days for the purpose of certifying to Licensor either (a) that the Sales Price calculated and reported in any Year is correct; or (b) that the Net Sales calculated and reported by Licensee or its Affiliates during any Year were calculated correctly in accordance with this Agreement; or (c) that the Supply Income calculated and reported in any Year is correct; or (d) that the figures in any report issued by Licensee under Clauses 6.7.7, 6.14, 10.2 or 10.14 during any Year were accurately calculated and reported by Licensee or its Affiliates in accordance with this Agreement (and in either case if such certification cannot be given specifying the reasons why which will enable the Parties to recalculate any relevant sums);

10.17.2	prior to any such examination taking place, such firm of accountants shall undertake to Licensee that they shall keep all information and data contained in such books and records, strictly confidential and shall not disclose such information or copies of such books and records to any third person including Licensor, but shall only use the same for the purpose of the reviews and/or calculations which they need to perform in order to issue the certificate to Licensor which this Clause 10.17 envisages;

10.17.3	any such access examination and certification shall occur no more frequently than once per Year and will not go back over Records more than two (2) Years old unless a discrepancy is found;

10.17.4	Licensee shall make available personnel to answer queries on all Records required for the purpose of that certification;

10.17.5

if the certification is in disagreement with the Net Sales or Supply Income as calculated by Licensee, Licensee shall notify Licensor within ten (10) days of receipt by Licensee whether or not Licensee agrees with the certification. If Licensee notifies its agreement with the certification within the ten (10) day period or fails to give any notification within that period, the Net Sales/Supply Income calculated by the certification shall be used for purposes of calculating any monies owed and any monies owed by one Party to the other shall be paid by that Party. The Cost of the accountant shall be the responsibility of Licensee if the recalculation shows Licensee’s previous figures supplied to Licensor to be inaccurate by more than the lesser of five hundred thousand US Dollars (US$500,000) or three percent (3%) of Net Sales or Supply Income (as applicable) in such Year and the responsibility of Licensor otherwise.

10.18	If there is any dispute between the Parties as to any matter relating to the milestones due under Clause 10.11, the Supply Income or the Invoice Income in any Year or the calculation of the Reconciliation Amount, or in connection with the determination of the Sales Price or Purchase Price or if within ten (10) days starting on the day after receipt of the notification referred to in Clause 10.17.5, Licensee and Licensor have not agreed to the terms in dispute in relation to the certification, either Party may refer the items in dispute to a partner of at least ten (10) years qualified experience at an independent, internationally recognized, public accounting firm agreed by the Parties in writing for final and binding resolution, or failing agreement on the identity of the public accounting firm within fifteen (15) days starting on the day after receipt of the notification, an independent, internationally recognized, public accounting firm appointed on the application of either Party by the President for the time being of the Institute of Chartered Accountants in England and Wales. Such person appointed under this Clause 10.18 shall act otherwise on the Terms of Schedule 2 save that:

10.18.1	such person’s terms of reference shall be to determine the matters in dispute within twenty (20) days of his appointment;

10.18.2	the Parties shall each provide such person with all information relating to the items in dispute which such person reasonably requires and such person shall be entitled (to the extent he considers appropriate) to base his determination on such information; and

10.18.3	such person’s Costs shall be paid by Licensee and Licensor as such person may determine.

10.19	All payments to Licensor under the terms of this Agreement are expressed to be exclusive of sales or value added tax, which may be due on any invoice and Licensee shall pay to Licensor in addition to those payments all such sales and value added tax for which Licensor is liable to account to the relevant tax authorities in relation to any supply made or deemed to be made for sales or value added tax purposes under this Agreement on receipt of a tax invoice or invoices from Licensor.

10.20	All payments made to Licensor under this Agreement shall be made by wire transfer to the bank account that may be notified by Licensor to Licensee from time to time.

10.21	If either Party fails to make any payment to the other Party hereunder on the due date for payment and the payment is not in dispute between the Parties, or in the event of a dispute that has not been resolved, without prejudice to any other right or remedy available to that Party, that Party expecting payment shall be entitled to charge the other Party interest (both before and after judgement) on the amount unpaid at the annual rate of LIBOR or EURIBOR plus two per cent (2%) calculated on a daily basis until payment in full is made without prejudice to that Party’s right to receive payment on the due date.

11. MANUFACTURE

11.1

Within twelve (12) months of the Effective Date the JSC shall meet to identify contract manufacturers that may be suitable to act as such a second source (the “Second Source”) to manufacture Product for sale in the Territory. Following such meetings Licensee may meet with such potential Third Party manufacturers of Product to discuss their capability to manufacture Product. Following such meetings Licensee shall present to Licensor a list of preferred Third Parties to act as Second Source and the Parties shall discuss which Third Party to appoint as Second Source. The final decision on such selection of a Second Source and the terms on which such Third Party is appointed shall rest with the Licensor acting reasonably, provided that it is acknowledged that Licensor may require any such Second Source to enter into a direct undertaking with the Licensor that the Second Source will not use all or any part of the technology and manufacturing processes disclosed to it and implemented for the purposes of obtaining Regulatory Approvals necessary for the manufacture of the Product by it, other than for the manufacture of the Product for and on behalf of Licensee. The Third Party appointed as the Second Source shall be appointed as Licensor’s sub-contractor provided always that all cost and expenses incurred by the Second Source shall be for the sole account of the Second Source and / or the

Licensee and Licensor shall not be liable therefor in any manner. Following the appointment of the Second Source, Licensee shall, at its own cost and expense, assist such Third Party to obtain all Regulatory Approvals necessary for such Third Party to act as Second Source. Licensor shall use Commercially Reasonable Efforts to assist Licensee in this respect by providing the necessary technology transfer with respect to the manufacture of Product and such other assistance as Licensee may request subject to the following:

11.1.1	when Licensor provides this technology transfer Licensor is not required to make changes to its processes or formulation, and its obligations in connection with that technology transfer will be limited to such time and effort as Licensor can reasonably afford without being to the detriment of Licensor’s business and on a schedule to be agreed between the Parties at the time.

11.1.2	Licensee shall reimburse Licensor all its costs for the whole of the foregoing including (i) reasonable lawyers’ fees and disbursements, (ii) for the time and effort of its employees effecting the technology transfer at a reasonable hourly rate to be agreed between the Parties at the time, (iii) any travel, accommodation and other expense incurred by such employees effecting this transfer, and (iv) any other costs associated with the technology transfer or the appointment of the Second Source for which Licensor can provide evidence in Document form.

11.1.3	Licensor’s obligation for technology transfer is limited to transferring technology and Documents that are in Licensor’s possession or is Controlled by Licensor.

Once the Second Source is appointed Licensee undertakes not to place orders for Product with the Second Source unless Licensee’s right to manufacture Product arises pursuant to Clause 11.3 and as a result the Second Source shall not be entitled to manufacture Product unless and until the Licensee shall have a license to manufacture under Clause 11.3.

11.2	In the event that no Second Source is validated, in accordance with the terms of Clause 11.1, by the Manufacture Date:

11.2.1	If no Second Source has been agreed the provisions of Clause 11.1 shall apply immediately, save that

(i)	The final decision on selection of the Second Source shall be with the Licensee;

(ii)	The Third Party appointed as the Second Source shall be appointed as the Licensee’s sub-contractor;

(iii)	Licensor shall provide all such assistance with the technology transfer in accordance with such timetable as may reasonably be required by Licensee and such Second Source;

(iv)	Licensee shall reimburse to Licensor its reasonable costs for effecting technology transfer, being (a) time of its employees, at a reasonable hourly rate agreed between the parties and (b) any travel, accommodation and other expense incurred by such employees effecting the transfer, as evidenced by Licensor in Document form.

11.2.2	If the Second Source has not been validated the provisions of Clause 11.1 subject to the terms of Clause 11.2.1, shall continue insofar as required to enable validation to be effected;

and where this Clause 11.2 applies Licensor shall continue to supply Product under the terms of this Agreement, unless and until such Second Source has been validated and has commenced and scaled up manufacture to satisfy the requirements for Product of Licensee but in any event no longer than (i) [*] ([*]) months after expiry of the [*] ([*]) month notice period to be given under Clause 11.3.1, or (ii) [*] ([*]) months after the expiry of the [*] ([*]) month notice period under Clause 11.5.

11.3	Notwithstanding the terms of Clauses 8 and 9, Licensee shall have an immediate licence to manufacture, or have manufactured on its behalf, Product for its use in the Territory in the event that:

11.3.1	Licensor shall be in material breach of its obligations under this Agreement in connection with manufacture and supply of Product under Clauses 8 or 9, and Licensee shall serve notice in writing of its intent to effect manufacture under this Clause 11.3 and Licensor shall not have remedied such breach within three (3) months of service of such notice; or

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omitted and filed separately with the SEC.

11.3.2	Licensor shall have given notice to Licensee under Clause 11.5 of Licensor’s intention to cease manufacture and supply of Product to Licensee under the terms of this Agreement.

11.4	Licensee shall procure that in the exercise of its rights to manufacture or have manufactured Product:

11.4.1	Any manufacturer shall be appointed as a sub-contractor, in accordance with the terms of Clause 16.3;

11.4.2	All Product shall be manufactured in the manner specified in the NDA and in accordance with GMP and the Specifications;

11.4.3	Any manufacturer shall undertake to create and retain manufacturing, analytical and distribution records, testing and releasing materials, production and quality controls, including in-process controls and all necessary stability studies, and analysis relating to the Product all in accordance with the Specifications and GMP;

11.4.4	Any manufacturer shall supply the Product in Packaging which incorporates all information (including the patient information leaflet) that may be required by the NDA, any Regulatory Authority or any Applicable Law from time to time;

11.4.5	Licensee (or its manufacturer) shall investigate promptly and report to Licensor all significant customer complaints or reports of incidents relating to the Product of which it has knowledge whether in the Territory or elsewhere.

11.5	Licensor has the option (but no obligation) upon service of not less than twenty four (24) months notice in writing, to expire at the end of a Year, to cease to supply Product to Licensee, under the terms of this Agreement.

12. REGULATORY AND OTHER MATTERS

12.1

During the Manufacturing Period, except as may otherwise be agreed, Licensee shall refer any significant complaints or reports of incidents which it or any of its Affiliates receives concerning the Product affecting quality to Licensor within seven (7) Business Days of Licensee’s receipt of the same, provided, that all complaints concerning suspected or actual Product tampering, contamination or mix-up shall be delivered within two (2) Business Days of receipt of the same by Licensee or any Affiliate or subcontractor of Licensee. For the avoidance of doubt, to the extent that any such complaint amounts to or relates to an adverse reaction the terms of the pharmacovigilance procedures set out in the Safety and Quality Agreement shall apply in relation to such complaint; in the event of any inconsistency between the application of this Clause 12.1 and the Safety and Quality Agreement, the terms of the Safety and Quality Agreement shall prevail.

12.2	In addition to the requirements of Clause 12.1 and the Safety and Quality Agreement, during the Manufacturing Period, each Party agrees to keep the other Party informed, commencing within two (2) Business Days of notification of any action by, or notification or other information which it receives (directly or indirectly) from any Regulatory Authority, which: (a) raises any material concerns regarding the safety or efficacy of any Product; (b) which indicates or suggests a potential material liability for either Party to Third Parties arising in connection with any Product; or (c) which is reasonably likely to lead to a recall of any Product, including in all cases, but not limited to:

12.2.1	Regulatory Authority inspections of manufacturing, distribution or other related facilities, in which Product is manufactured, stored or otherwise present;

12.2.2	receipt of a warning letter from any Regulatory Authority relating to any Product; or

12.2.3	initiation of any Regulatory Authority investigations, detention, seizure or injunction concerning any Product.

12.3	Within thirty (30) days of expiry of the Manufacturing Period the Parties shall enter into a safety agreement to cover the Parties’ ongoing responsibilities regarding safety issues, pharmocovigilence and adverse event reporting.

13. EXCLUSIVITY

During the term of this Agreement neither Licensee nor any Salix Affiliate will distribute, market, sell or otherwise Commercialise in the Territory any pharmaceutical product which is licensed for use for the Indication provided that nothing contained herein shall prevent Licensee or any such Salix Affiliate from the development, distribution, marketing, sale or other exploitation of Visicol.

14. TRADE MARKS AND DOMAIN NAMES

14.1	The Parties agree that, subject to consultation through the JSC, it shall be Licensor’s responsibility and expense to provide a single Trademark for Product satisfactory to the Competent and/or Regulatory Authorities in the Territory which can be used for Launch of such Product in the Territory. It is intended that such trade mark shall be the First Trademark. If the FDA requires any different trademark and the Licensee is prevented from using the First Trademark on the Product the Parties shall through the JSC determine the New Trademark for the Product Provided that the New Trademark (i) must be acceptable to Licensor (acting reasonably) having regard to Licensor’s desire to have a global Trademark, (ii) must be acceptable to the FDA, (iii) all costs (including reasonable attorneys’ fees) for filing and prosecuting applications to register, and maintaining registration of such New Trademark in the Territory will be paid by Licensor and (iv) any New Trademark shall be registered in the name of, be owned by and be the sole property of Licensor and subject to the terms and conditions set forth in this Clause 14.

14.2	Licensee agrees to Commercialise Product solely under the Trademark. Licensee shall ensure that each reference to and use of the Trademark by Licensee in any marketing material related to the Product is acceptable to Licensor as specified in Clause 14.4 and is accompanied by an acknowledgement that the Trademark is a trademark or registered trademark owned by Licensor and used by Licensee under license.

14.3	The initial Trade Dress for the Product shall be as set by the Licensor as part of its global commercialisation plan. Licensee may request Licensor to modify or alter the Trade Dress for the Product. In such a case Licensor shall implement such modifications or alterations on the following terms:

14.3.1

Licensee shall supply Licensor with full details of such new Trade Dress and if the cost and expense of printing Packaging with such new Trade Dress is greater than the cost and expense of the two colour printing process intended to be used by or on behalf of Licensor for the Trade Dress outside the Territory, Licensor shall, within sixty (60) days of receipt of details of such new Trade Dress, advise Licensee in writing of such additional cost and expense relating to preparing and printing such new Trade Dress specified as a price per Unit (or other package volumes) as agreed between the Parties from time to time;

14.3.2	if Licensee decides to proceed, Licensor shall be responsible for commissioning and acquiring all related artwork, plates and other materials necessary to print the Packaging in the new Trade Dress at Licensee’s cost and expense; and

14.3.3	if Licensee decides to proceed, the additional price per Unit identified by Licensor under Clause 14.3.1 shall be added to the Purchase Price under Clause 10.1.

14.4	A copy of the marketing material (which the Parties agree may be in draft layout) using or otherwise containing the Trademarks in the form to be distributed, referenced or otherwise used by Licensee in connection with its Commercialisation of the Product shall be provided to Licensor not less than thirty (30) days before Licensee intends to release, distribute, reference or use such material and Licensor shall have fifteen (15) Business Days from receipt of the same to provide Licensee with any comments or suggested amendments in relation to the use of the Trademark. Licensee shall take such reasonable comments or suggested amendments into account.

14.5	The final decision on Packaging, design and Labelling shall be Licensee’s; Licensor shall as directed by Licensee (acting in accordance with the requirement of the relevant Marketing Authorisation), ensure that the external Packaging of the Product complies with the Applicable Law of the Territory. Save to the extent Licensee may be required to do so by a Competent or Regulatory Authority or pursuant to the requirements of the Marketing Authorisation, Licensee shall not alter the Packaging or Labelling of the Product nor shall Licensee conceal or otherwise obscure, remove or otherwise interfere with the Trademarks or other markings, which Licensor, in its sole discretion, may include on the Packaging or Labelling of the Product.

14.6	Licensee shall provide Licensor with information and examples as to Licensee’s use of the Trademarks, as Licensor may request, to permit Licensor’s proper maintenance and registrations of the Trademarks.

14.7	Licensee expressly acknowledges that Licensor owns the Trademarks, and the goodwill associated therewith. Licensee shall not attack, dispute, or contest the validity of Licensor’s ownership of the Trademarks or any registrations issued or issuing with respect thereto, both during the term of this Agreement and/or thereafter. Licensee further agrees that any use of the Trademarks by Licensee shall be for the benefit of Licensor and any goodwill accrued in connection with the use and display of the Trademarks shall accrue solely to the benefit of Licensor and not Licensee. In the event Licensee acquires any rights relating to the Trademark for any reason, Licensee agrees to assign to Licensor, at no cost to Licensor, all such rights, together with any related goodwill. Licensee shall not do or perform any act that may endanger, destroy, or similarly affect the value of the goodwill pertaining to the Trademarks nor do any act that might support a petition to cancel or otherwise invalidate any registration relating to the Trademarks or cause the applicable registrar to require a disclaimer of exclusive rights in such Trademarks nor assist any other person or other entity, directly or indirectly, in so doing. Licensee will, at any time, upon the request of Licensor, execute any documents reasonably required by Licensor to confirm Licensor’s ownership of all such rights in the Trademarks.

14.8	Licensee shall not sell or otherwise distribute Product under any other trademark, logo or other indicia other than as contemplated under the terms and conditions of this Agreement.

14.9	Licensee shall not use any trademarks or trade names (other than the Trademarks) so resembling the Trademarks so as to be likely to cause confusion, dilution, or deception. Licensee shall not register the Trademarks in its own name nor attempt to register any trademarks, marks, or trade names confusingly similar to the Trademarks.

14.10	Before Licensee uses a domain name in connection with the Product in the Territory, Licensee and Licensor shall agree as to the design of the homepage of such domain name, such agreement not to be unreasonably withheld or delayed. Licensor shall own all domain names that incorporate the Licensor’s name or a Trademark.

15. INTELLECTUAL PROPERTY - INITIAL FILINGS AND OWNERSHIP

15.1	Any and all Licensor IP shall as between Licensee and Licensor remain vested in and be owned by Licensor.

15.2	Any and all Licensee IP shall as between Licensee and Licensor remain vested in and be owned by Licensee.

15.3	Licensor shall at its own cost and expense maintain the Trademarks in the Territory and shall be solely responsible for the filing, prosecution and maintenance of the Trademarks in the Territory.

16. INTELLECTUAL PROPERTY - LICENCES

16.1	With effect from the Effective Date, Licensor hereby grants to Licensee an exclusive licence under the Licensor IP to make, have made, use, have used, Commercialise and have Commercialised, Product in the Territory but always subject to the other provisions of this Agreement. Licensee shall not exercise its right of manufacture save as permitted under Clause 11.

16.2	Forthwith following the Effective Date and during the term of this Agreement Licensee shall disclose and make available to Licensor all Licensee IP in so far as the same may reasonably be considered to be of assistance to the Licensor in the global Commercialisation of the Product and grant to Licensor a royalty free irrevocable licence to use the same in connection with the Commercialisation of the Product in all countries outside the Territory.

16.3	Licensee shall have the right to sub-contract or sublicense the whole of or part of the Lifecycle Management Plan and any of its rights and obligations hereunder. The appointment of any sub-contractor or sub-licensee shall be on the following terms:

16.3.1	as between the Licensee and any sub-contractor or sub-licensee, all intellectual property created by such sub-contractor or sub-licensee in connection with the Product shall be owned by Licensee and shall become Licensee IP; and

16.3.2	that the sub-contractor or sub-licensee shall be subject in its contract with the Licensee to terms relating to confidentiality substantially in the form of Clause 18 (Confidentiality); and

16.3.3	notwithstanding any such subcontract or sub-license, Licensee shall remain solely responsible for the performance of its obligations hereunder and any breach by sub-contractor or sub-licensee shall be deemed a breach by Licensee.

16.4	Licensor acknowledges that Licensee alone has the right to Commercialise the Product in the Territory and Licensor shall not itself either directly or indirectly effect any Commercialisation of the Product in the Territory, during the Term. For the avoidance of doubt, this provision shall not prevent Licensor from contributing to or advertising in international journals or from attending and/or exhibiting at any international conference held in the Territory.

16.5	Licensor undertakes and agrees that during the term of this Agreement it will not, and will procure that its Affiliates do not, appoint any other licensee, distributor, reseller or other person to Commercialise the Product in the Territory nor will it, and it will procure that its Affiliates do not, directly or indirectly supply the Product to distributors, resellers or users located within the Territory.

16.6	Licensor shall, and Licensor shall procure that its Affiliates shall, during the term of this Agreement promptly refer to Licensee (or as Licensee shall direct) all enquiries it may receive for Product for sale or ultimate delivery in the Territory.

17. IP – MAINTENANCE, PROSECUTION AND DEFENCE

17.1	Licensor shall at its own cost and expense be solely responsible for the filing, prosecution and maintenance of Licensor Patent Rights and the Trademarks in the Territory using reasonable endeavours to prosecute all patent applications forming part of Licensor Patent Rights to grant, including the conduct of any claims or proceedings relating to them (including but not limited to any interference, reissue or re-examination or opposition or revocation proceedings). Licensor shall keep Licensee promptly informed of all filings made for Licensor Patent Rights and the Trademarks including sending Licensee a copy of any such filing and otherwise shall keep Licensee informed of all material developments in relation to the Licensor Patent Rights and the Trademarks and shall, upon Licensee’s request, provide Licensee with copies of relevant documents related to the filing, prosecution and maintenance of the Licensor Patent Rights and the Trademarks.

17.2

In the event that Licensor declines to file or, having filed, declines to further prosecute and maintain any pending Licensor Patent Rights in the Territory, Licensor shall provide Licensee with written notice thereof. In the case where Licensor has filed but is declining to further prosecute or maintain Licensor Patent Rights, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances Licensee shall have the right to decide that Licensee should file, continue to file or prosecute such Licensor Patent Rights and in such case Licensee shall give written notice to Licensor. Licensor shall upon receipt of any such notice from Licensee transfer to Licensee all its files relating to the relevant Licensor Patent Rights and execute any documents to transfer control of such filing, prosecution and maintenance to Licensee and thereafter Licensee shall be responsible for the cost and expense of prosecuting and maintaining such Licensor Patent Rights and the same shall become Licensee IP for all purposes under the terms of this Agreement.

17.3	In the event that Licensee declines to file or, having filed, declines to further prosecute and maintain any pending Patent Rights within the Licensee IP (“Licensee Patent Rights”), Licensee shall provide Licensor with written notice thereof. In the case where Licensee has filed but is declining to further prosecute or maintain Licensee Patent Rights, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances Licensor shall have the right to decide that Licensor should file, continue to file or prosecute such Licensee Patent Rights, and, in such case, Licensor shall give written notice to Licensee. Licensee shall upon receipt of any such notice from Licensor transfer to Licensor all its files relating to the relevant Licensee Patent Rights and execute any documents to transfer control of such filing, prosecution and maintenance to Licensor and thereafter Licensor shall be responsible for the cost and expense of prosecuting and maintaining such Licensee Patent Rights and such Licensee Patent Rights shall thereafter become Licensor Patent Rights for all purposes under the terms of this Agreement.

17.4	Notwithstanding any other provision of this Clause 17, the Parties shall cause their patent attorneys to liaise so far as practicable with respect to the filing, prosecution and maintenance of Patents Rights falling within Licensee Patent Rights and Licensor Patent Rights and the Trademarks. Each Party shall be responsible for the cost of its own patent attorney incurred pursuant to this Clause 17.4.

17.5	In the case where either Party believes that an infringement by a Third Party of the Licensor IP may be occurring in the Territory, such Party shall disclose full details of the potential infringement to the other Party.

17.6	Where an infringement of Licensor IP or any infringement of the Trademark is occurring in the Territory Licensee shall have the first right to, but shall not be obliged to, at its own cost and expense, enforce the same in accordance with the following:

17.6.1	Licensee shall have sole conduct of the claim and any proceedings including any counterclaim for invalidity or unenforceability or any declaratory judgment action and including the right to settle. Where Licensee decides to commence proceedings, in respect of the Licensor IP it shall be entitled to require Licensor to join Licensee as co-plaintiff. In such case Licensor shall provide all necessary assistance to Licensee in relation to any such proceeding provided that Licensee shall on demand by Licensor indemnify Licensor against the Costs of such activity unless Licensor elects to be separately represented (which shall be at Licensor’s discretion) in which case such separate representation shall be at Licensor’s own cost and expense. Licensee shall have the sole right to settle such proceedings including any counterclaim for invalidity or unenforceability, provided that such settlement does not include a licence under the relevant Licensor IP;

17.6.2	if Licensee succeeds in any such infringement proceedings whether at trial or by way of settlement, Licensee shall be entitled to retain (i) such part of any award of Costs and damages made in such proceedings or settlement sum as is equal to Licensee’s Costs of taking the proceedings; and (ii) [*]% of the remainder of the award, and shall promptly pay the remaining [*] per cent ([*]%) of the remainder to the Licensor;

17.6.3

if Licensee fails to take any such proceedings, Licensor may give Licensee notice requesting Licensee to take such proceedings within thirty (30) days of the date of notice and if Licensee decides not to do so Licensor shall be entitled to do so at its own cost and expense in which case it shall have sole conduct of any claim or proceedings including any counterclaim for invalidity or unenforceability or any declaratory judgment action. Licensee shall provide all necessary assistance to Licensor in relation to such proceedings and Licensor shall on demand by Licensee indemnify Licensee against the Costs of such activity, unless Licensee elects to be separately represented (which shall be at Licensee’s discretion), in which case such

* Confidential treatment requested; certain information

omitted and filed separately with the SEC.

separate representation shall be at Licensee’s cost and expense. Licensor shall have sole right to settle such proceedings including any counterclaim for invalidity or unenforceability. If Licensor succeeds in any such proceedings it shall be entitled to retain the whole of any award of Costs and damages made or settlement sum paid.

17.7	In the event that Licensee or Licensor identifies any Patent Rights of a Third Party which it reasonably believes that Licensee or any of its Affiliates or sublicensees might infringe by the conduct of the Lifecycle Management Plan or Commercialisation of Product in the Territory, Licensee shall in its discretion be responsible as between Licensor and Licensee for taking a licence or otherwise defending any claim or proceeding based on such Third Party Patent Rights in the Territory on such terms as it may in its sole discretion determine and at its sole cost and expense and liability, provided that Licensor shall give (at Licensor’s expense) such assistance as Licensee may reasonably require in connection with any such assistance.

17.8	Each Party shall promptly take all necessary steps to facilitate the other Party’s application (made either on the other Party’s own initiative or promptly on request by the first Party) for extensions to the term of Patent Rights, including applications for supplementary protection certificates and patent term extensions.

18. CONFIDENTIALITY AND NON-DISCLOSURE

18.1	At all times during the term of this Agreement each Party (the “Receiving Party”) shall, and shall cause its officers, directors, employees, consultants, Affiliates and, in respect of Licensee, its sub-licensees to, keep confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information provided to it by the other Party (the “Disclosing Party”), except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of this Agreement. Licensee shall be treated as the Disclosing Party in respect of any Licensee IP, Licensor shall be treated as the Disclosing Party in respect of any Licensor IP.

18.2	Each Party may disclose Confidential Information provided to it by the other Party to the extent that such disclosure is:

18.2.1	made in response to a valid order of a court of competent jurisdiction or other Competent Authority; provided, however, that the Receiving Party shall first have given notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity to quash any such order or obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or authority or, if disclosed, be used only for the purpose for which the order was issued; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information that is legally required to be disclosed in response to such court or governmental order;

18.2.2	made by a Party or its Affiliates to a Regulatory Authority as may be necessary or useful in connection with any filing, application or request for a Marketing Authorisation; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

18.2.3	made by the Receiving Party to a patent authority as may be necessary or useful for purposes of obtaining or enforcing a Patent Right (consistent with the terms and conditions of Clause 17); provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

18.2.4	otherwise required by law, regulation or established procedure, (including any filing required by any national securities exchange or another similar regulatory body (whether of the whole or any redacted version) provided, however, that the Receiving Party shall (a) provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure, (b) if requested by the Disclosing Party, seek confidential treatment with respect to any such disclosure to the extent available, and (c) use good faith efforts to incorporate the comments of the Disclosing Party in any such disclosure or request for confidential treatment; or

18.2.5	made by a Party or its Affiliates to Third Parties as may be necessary or useful in connection with the Commercialisation of Product as contemplated by this Agreement, including subcontracting transactions in connection therewith.

18.3	Notwithstanding the foregoing, Confidential Information shall not include any information that:

18.3.1	is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the Receiving Party;

18.3.2	can be demonstrated by documentation or other competent proof to have been in the Receiving Party’s or its Affiliates’ possession prior to disclosure by the Disclosing Party;

18.3.3	is subsequently received by the Receiving Party or its Affiliates from a Third Party who is not bound by any obligation of confidentiality with respect to the said information;

18.3.4	is generally made available to Third Parties by the Disclosing Party without restriction on disclosure; or

18.3.5	is independently developed by or for the Receiving Party or its Affiliates without reference to the Disclosing Party’s Confidential Information.

18.4	Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

18.5

The Parties acknowledge that scientific publications must be strictly monitored to prevent any adverse effect from premature publications of results of the research and development activities hereunder. Accordingly, the Parties shall not publish, present or otherwise disclose any material related to the Lifecycle Management Plan or the Commercialisation of the Product without the prior written consent of the JSC (such consent not to be unreasonably withheld or delayed). Each Party’s contribution to such material results shall be duly recognised in such publications.

18.6	Neither Party shall mention or otherwise use the name, insignia, symbol, trademark, trade name or logotype of the other Party or its Affiliates in any publications, press release, promotional material or other form of publicity without the prior written consent of the other Party in each instance (which shall not be unreasonably withheld or delayed), except for those disclosures for which consent has previously been obtained. The restrictions imposed by this Clause 18.6 shall not prohibit either Party from making any disclosure identifying the other Party that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, provided that any such disclosure shall be governed by this Clause 18.6.

18.7	Notwithstanding the foregoing, Licensor shall be entitled to include the name of Licensee within a published list of collaborators.

18.8	Notwithstanding the foregoing, each Party shall have the right to use the name of the other party and the Products to the extent necessary or useful in connection with the Commercialisation of Product as contemplated by this Agreement, including subcontracting and sublicensing transactions in connection therewith.

18.9	Neither Party shall issue any press release or make any other public announcement or statement concerning this Agreement or the transactions covered by it without the prior written approval of the other Party, except that each Party (after consultation with counsel and after informing the other Party) may in accordance with Clause 18.2 make such announcements and disclosures, if any, as may be required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, or in connection with a public offering of securities or any filing with the U.S. Securities and Exchange Commission or a foreign equivalent.

19. WARRANTIES AND UNDERTAKINGS

19.1	Each Party represents and warrants to the other Party that:

19.1.1	it has legal power, authority and right to enter into this Agreement and to perform its respective obligations in this Agreement; and

19.1.2	it is not at the Effective Date a party to any agreement, arrangement or understanding with any Third Party which in any manner prevents it from fulfilling or affects its ability to perform any of its obligations under the terms of this Agreement to a material extent; and

19.1.3	it has disclosed to the other all information and material which is material to the decision of the other to enter into this Agreement.

19.2	Licensor represents and warrants to Licensee that Licensor is sole owner or licensee of Licensor IP with the right to grant to Licensee the rights which are granted in this Agreement, free and clear of any liens or encumbrances which would prevent or impair the grant of such rights.

19.3	Licensor represents and warrants that as at the Effective Date and so far as Licensor is aware, there are no actual or threatened proceedings relating to infringement of Third Party intellectual property rights by the use of Licensor IP and, further represents and warrants that the Licensor IP is not the subject of any actual or threatened challenge or revocation proceedings.

19.4	Save as is expressly stated in Clauses 19.1, 19.2 and 19.3 no representation, condition or warranty whatsoever is made or given by or on behalf of Licensee or Licensor. All conditions and warranties whether arising by operation of law or otherwise are hereby expressly excluded including any conditions and warranties to the effect that:

19.4.1	any of the Licensor IP is valid or enforceable; or

19.4.2	any of the acts to be undertaken by Licensee or Licensor pursuant to this Agreement will not infringe the rights of Third Parties.

20. INDEMNIFICATION AND INSURANCE

20.1

In addition to any other remedy available to Licensor, subject to Clauses 20.3 and 20.4, Licensee shall indemnify, defend and hold harmless Licensor, its Affiliates and its and their respective directors, officers and employees in full and on demand, from and against any and all Losses incurred by them to the extent resulting from or arising out of or in connection with any claims made or suits brought by a Third Party against Licensor, its Affiliates or their respective directors, officers or employees (collectively, “Licensor Third Party Claims”) that allege that the claimant has suffered personal injury or death as a result of the use of the Product marketed or sold by the Licensee, its Affiliates, its sub-licensees, distributors or agents; except for any Losses for which Licensor has an obligation to indemnify Licensee and its Affiliates pursuant to Clause 20.2

20.2	In addition to any other remedy available to Licensee, subject to Clauses 20.3 and 20.4, Licensor shall indemnify, defend and hold harmless Licensee, its Affiliates, and its and their respective directors, officers and employees in full and on demand, from and against any and all Losses incurred by them to the extent resulting from or arising out of or in connection with any claims or suits brought by a Third Party against Licensee, its Affiliates or their respective directors, officers or employees (collectively, “Licensee Third Party Claims”) that allege that the claimant has suffered personal injury or death as a result of Licensor or its Affiliates or sub-licensee’s commercialisation of Product outside the Territory or that arise or result from any failure by Licensor or its Affiliates or sub-contractors to supply Product manufactured in the manner specified in the NDA and in accordance with GMP, Specifications and the Safety and Quality Agreement but only to the extent that such failure caused such Losses and provided always that Licensor’s total liability under this Clause 20.2 under all Indemnification Claim Notices served in any one Year shall not exceed US$[*] ([*] US Dollars).

20.3

An Indemnified Party shall give the Indemnifying Party prompt written notice of any Loss or discovery of fact upon which such Indemnified Party intends to base a request for indemnification under Clause 20.1 or 20.2 (an “Indemnification Claim Notice”). In no event shall the Indemnifying Party be liable for any Loss that results from any delay in providing the Indemnification Claim Notice. Each Indemnification Claim Notice shall contain a description of the claim and the nature and amount of the Loss claimed (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the Indemnifying Party copies of all correspondence, communications and official documents (including court documents) received in respect of any such Loss. For the avoidance of doubt, all indemnification

* Confidential treatment requested; certain information

omitted and filed separately with the SEC.

claims in respect of a Party, its Affiliates or their respective directors, officers, employees and agents (each, an “Indemnitee”) shall be made solely by such Party to this Agreement.

20.4	The obligations of an Indemnifying Party under this Clause 20 shall be governed by and contingent upon the following:

20.4.1	At its option, the Indemnifying Party may assume the defence of any Third Party Claim (which, for the avoidance of doubt, shall include the conduct of all dealings with such Third Party) by giving written notice to the Indemnified Party within fourteen (14) days after the Indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defence of a Third Party Claim by the Indemnifying Party shall not be construed as an acknowledgement that the Indemnifying Party is liable to indemnify any Indemnitee in respect of the Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defences it may assert against any Indemnified Party’s claim for indemnification.

20.4.2	Upon the assumption of the defence of a Third Party Claim by the Indemnifying Party:

(a)	subject to the provisions of Clause 20.4.3, it shall have the right to and shall assume sole control and responsibility for dealing with the Third Party and the Third Party Claim, including the right to settle the claim on any terms the Indemnifying Party chooses, but at all times in accordance with the provisions of Clause 20.4.4;

(b)	if it chooses, the Indemnifying Party may appoint as counsel in the defence of the Third Party Claim any law firm or counsel selected by the Indemnifying Party; and

(c)

except as expressly provided in Clause 20.4.3, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party or any Indemnitee in connection with the analysis, defence or settlement of the Third Party Claim. In the event that it is ultimately determined that the Indemnifying

Party is not obligated to indemnify, defend or hold harmless an Indemnitee from and against the Third Party Claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including lawyers’ fees and costs of suit) reasonably incurred by the Indemnifying Party in its defence of the Third Party Claim with respect to such Indemnified Party or Indemnitee.

20.4.3	Without limiting Clause 20.4, any Indemnitee shall be entitled to participate in, but not control, the defence of a Third Party Claim by having its views regularly solicited by the Indemnifying Party and, where proceedings are commenced, to retain counsel of its choice for such purpose; provided, however, that such retention shall be at the Indemnitee’s own expense unless, (a) the Indemnifying Party has failed to assume the defence and retain counsel in accordance with Clause 20.4.1 (in which case the Indemnified Party shall control the defence), or (b) the interests of the Indemnitee and the Indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Parties under Applicable Law, ethical rules or equitable principles.

20.4.4	With respect to any Losses relating solely to the payment of money to the Third Party to settle the Third Party Claim and that will not result in the Indemnified Party or the Indemnitee becoming subject to injunctive relief, and as to which the Indemnifying Party shall have acknowledged in writing the obligation to indemnify the Indemnitee under Clause 20.4.1, the Indemnifying Party shall have the sole right to enter into any such settlement including any consent judgment, on such terms as the Indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Losses or where the Indemnified Party will be subject to injunctive relief, where the Indemnifying Party has assumed the defence of a Third Party Claim in accordance with Clause 20.4.1, the Indemnifying Party shall have authority to consent to the entry of any judgement, enter into any settlement or otherwise dispose of such Losses, provided that it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

66

20.4.5	If the Indemnifying Party chooses not to defend or prosecute any Third Party Claim, the Indemnified Party shall retain control of the defence thereof but no Indemnified Party or Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnifying Party shall not be liable for any settlement or other disposition of Losses by an Indemnified Party or an Indemnitee under such a Third Party Claim that is reached without the written consent of the Indemnifying Party.

20.4.6	If the Indemnifying Party chooses to defend any Third Party Claim, the Indemnified Party shall, and shall cause each other Indemnitee to, reasonably cooperate in the defence thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours by the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim, and making the Indemnified Party, the Indemnitees and its and their employees and agents available on a mutually convenient basis to provide additional information and explanation of any records or information provided, and the Indemnifying Party shall reimburse the Indemnified Party for all of its related reasonable out-of-pocket expenses.

20.4.7	Except as expressly provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party where it participates in the defence under Clause 20.4.4 or Clause 20.4.6 shall be reimbursed on a Quarterly basis by the Indemnifying Party, without prejudice to the Indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the Indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

20.5	Except with respect to Third Party Claims under Clauses 20.1 or 20.2, neither Party shall be liable to the other in contract, tort, negligence, breach of statutory duty or otherwise for any loss, damage, costs or expenses of any nature whatsoever incurred or suffered by the other Party or its Affiliates:

20.5.1	of a direct nature, where the same is a loss of turnover, profits, business or goodwill; or

20.5.2	of an indirect or consequential or punitive nature, including any indirect or consequential economic loss or other indirect or consequential loss of turnover, profits, loss of enterprise value, business or goodwill or otherwise.

20.6	Licensee shall maintain during any period in which Licensee is Commercialising Product or otherwise has indemnification obligations to Licensor, (a) commercial general liability insurance with a combined single limit for bodily injury and property damage of not less than ten million dollars (US$10,000,000), and (b) products liability/completed operations coverage with a minimum indemnity limit of five million dollars (US$5,000,000) per occurrence. Such policies shall (i) be provided by insurance carrier(s) reasonably acceptable to Licensor and (ii) be written on a claims made basis. Such policies shall remain in effect throughout the Term of this Agreement and shall not be cancelled or subject to a reduction of coverage without the prior written authorisation of Licensor.

20.7	Licensor shall maintain during the Manufacturing Period insurance cover sufficient to satisfy any claim for indemnity under Clause 20.2.

21. TERMINATION

21.1	This Agreement shall come into force on the Effective Date and shall continue thereafter for the period in which Licensee shall continue to Commercialise Product in the Territory, subject to termination under this Clause 21.

21.2	Without prejudice to its other rights and remedies in connection therewith, each of the Parties (“the Terminating Party”) shall have the right to terminate this Agreement for cause with immediate effect upon giving written notice of termination to the other (“the Defaulting Party”) upon the occurrence of any of the following events:

21.2.1	the Defaulting Party commits a material breach of this Agreement which is (i) incapable of remedy or (ii) which in the case of a breach (other than for non-payment of a sum of money on its due date) capable of remedy shall not have been remedied within ninety (90) days of the receipt by it of a written notice from the other Party identifying the breach and requiring its remedy; or (iii) which in the case of a breach for non-payment of a sum of money by its due date, shall not have been remedied by payment in full within fifteen (15) days of the receipt by it of a written notice from the other Party identifying the breach and requiring its remedy.

21.2.2	if an Insolvency Event occurs in relation to the Defaulting Party. In any event when a Party first becomes aware of the likely occurrence of any Insolvency Event in regard to that Party, it shall promptly so notify the other Party in sufficient time to give the other Party sufficient notice to protect its interests under this Agreement.

21.3	Licensee shall have the right to terminate this Agreement without cause at any time (i) prior to the NDA Approval Date by service of six (6) months notice in writing on Licensor, and (ii) post the NDA Approval Date by service of twelve (12) months notice in writing on Licensor.

22. CONSEQUENCES OF TERMINATION

22.1	On or before the effective date of termination of this Agreement where termination is effected by Licensor pursuant to Clause 21.2 (for cause) or by Licensor under Clause 23.2 (force majeure) or by Licensee under Clause 21.3, Licensee:

22.1.1	shall deliver up to Licensor all Licensor Know How in its Control;

22.1.2	shall deliver up to Licensor or, at Licensor’s request destroy, any and all quantities of Product in its possession, power, custody or control subject always to Licensee’s right to fulfil orders accepted by it prior to the date of service of notice of termination;

22.1.3	shall commensurate with legislative and regulatory requirements, transfer to Licensor or its nominee all INDs, NDAs and other regulatory filings and approvals for Product in the Territory. In the event that such a transfer is not possible, Licensee shall use reasonable endeavours to ensure that Licensor has the benefit of the NDAs and other regulatory filings and approvals and, to this end, consents to any Regulatory Authority cross-referencing to the data and information on file with any Regulatory Authority as may be necessary to facilitate the granting of second NDAs, regulatory filings and approvals for the Product to Licensor, and Licensee agrees to complete whatever other procedures are reasonably necessary in relation to the same to enable Licensor (either itself or in conjunction with a Third Party) freely to develop and sell the Product in substitution for Licensee at Licensor’s expense in the Territory;

22.1.4	shall use its reasonable endeavours to assign to Licensor the benefit and burden of any agreement made between Licensee and any clinical researcher in relation to Product;

22.1.5	shall cease all use of the Trademarks;

22.1.6	grants to Licensor a fully paid-up, royalty-free, worldwide, sub-licensable license under Licensee IP to develop, make, have made, use, Commercialise and have Commercialised Products and shall deliver to Licensor copies of all Documents evidencing Licensee IP (including Know-How) in its possession and control;

22.1.7	shall have no further licences under this Agreement (with the effect that all sub-licenses granted by Licensee shall automatically cease) and shall not after the effective date of termination itself use, license or otherwise exploit the Licensor IP.

22.2	Upon the effective date of termination of this Agreement where termination is effected by Licensee pursuant to Clause 21.2 (termination for cause):

22.2.1	the licenses granted to Licensee under Clause 16.1 shall continue thereafter without limit in time;

22.2.2	the licenses granted to the Licensor to the Licensee IP shall continue insofar as reasonably required for the purpose of Commercialisation of the Product outside the Territory only without limit in time;

22.2.3	the right to manufacture under Clause 11.3 shall apply;

22.2.4	Licensee shall continue to pay the Trademark Royalty under Clause 10.7;

22.2.5	Licensor shall continue to prosecute, maintain and defend the Licensor Patent Rights in accordance with Clauses 15 and 17; and

22.2.6	Clause 14 shall continue in accordance with its terms.

22.3	Save as may be expressly specified otherwise in this Agreement the provisions of Clauses 10.7, 10.14 to 10.21, 15, 18, 19, 20, 22 and 26 shall survive termination of this Agreement, in accordance with their terms.

23. FORCE MAJEURE

23.1	If a Party (the “Affected Party”) is unable to carry out any of its obligations under this Agreement due to Force Majeure this Agreement shall remain in effect but the Affected Party’s relevant obligations under this Agreement and the corresponding obligations of the other Party (“Non-Affected Party”) under this Agreement, shall be suspended for a period equal to the circumstance of Force Majeure provided that:

23.1.1	the suspension of performance is of no greater scope than is required by the Force Majeure;

23.1.2	the Affected Party immediately gives the Non-Affected Party prompt written notice describing the circumstance of Force Majeure, including the nature of the occurrence and its expected duration, and continues to furnish regular reports during the period of Force Majeure and notifies the Non-Affected Party immediately of the cessation of the Force Majeure;

23.1.3	the Affected Party uses all reasonable efforts to remedy its inability to perform and to mitigate the effects of the circumstance of Force Majeure; and

23.1.4	as soon as practicable after the event which constitutes Force Majeure the Parties discuss how best to continue their operations as far as possible in accordance with this Agreement.

23.2	If the circumstance of Force Majeure prevails for a continuous period in excess of six (6) months.

23.2.1	where the Licensor is the Affected Party during the Manufacturing Period, the Licensee’s right to manufacture under Clause 11.3 shall apply;

23.2.2

where the Licensee is the Affected Party, the Licensor as Non-Affected Party may, without prejudice to any other rights or remedies which may be available to it, terminate this Agreement with immediate effect by giving written notice of termination to the Licensee. In the event of termination under this Clause 23.2 the provisions of Clause 22.1 shall not apply and the Parties shall promptly meet to negotiate in good faith the consequences of any such termination and the continued use of the Licensor IP and the Licensee IP by the Parties.

24. CHANGE OF CONTROL OF LICENSEE

Licensee shall provide written notice to Licensor of an impending Change of Control of Licensee or any Salix Affiliate as soon as the impending Change of Control can be legally disclosed. Within fifteen (15) days of the receipt of a written notice pursuant to this Clause, the Chief Executive Officer of each Party shall meet to discuss the impact of any proposed change of control upon the Agreement and the commercial value of Product and to discuss the possible nature of the relationship with the combined entity and the Licensor may (at its option) require confirmation in writing from the controlling entity of its performance of the obligations of the Licensee fully in accordance with the terms of this Agreement.

25. ASSIGNMENT

This Agreement and the licenses herein granted shall be binding upon and inure to the benefit of the successors in interest of the respective Party. Neither this Agreement nor any interest hereunder shall be assignable by either Party without the written consent of the other Party (such consent not to be unreasonably withheld or delayed) provided, however, that Licensor may assign this Agreement and obligations hereunder together with the Licensor Patent Rights to any Affiliate of Licensor to which it may transfer all or substantially all of its assets (including those assets relating to this Agreement) without obtaining the consent of Licensee.

26. GOVERNING LAW AND JURISDICTION

The interpretation and construction of this Agreement shall be governed by the laws of England excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Save where any dispute is to be referred to Expert Determination, any dispute arising out of or relating to the existence, negotiation, validity, formation, interpretation, breach, performance or application of this Agreement shall be subject to the non-exclusive jurisdiction of the courts of England and Wales.

27. NOTICES

27.1	Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing and shall be deemed given only if delivered by hand or sent by facsimile transmission (with transmission confirmed) or by a postal delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Clause 27.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Clause 27. Such notice shall be deemed to have been given as of the date delivered if sent by hand or post or as of the date transmitted if sent by facsimile (with transmission confirmed). Any notice delivered by facsimile shall be confirmed by a hard copy delivered as soon as practicable thereafter. This Clause 27 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement

27.2	Address for Notice.

For:	Licensor

Address:	Norgine B.V., Hogehilweg 7, 1101 CA Amsterdam ZO, The Netherlands

Fax number:	+31 20 567 0999

For the attention of: Managing Director

For:	Licensee

Address:	1700 Perimeter Park Drive, Morrisville, NC 27560-8404, USA

Fax number:	+1 919 862 1095

For the attention of: General Counsel

28. RELATIONSHIP OF THE PARTIES

The status of a Party under this Agreement shall be that of an independent contractor. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture or agency relationship between the Parties or as granting either Party the authority to bind or contract any obligation in the name of or on the account of the other Party or to make any statements, representations, warranties or commitments on behalf of the other Party. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

29. ENTIRE AGREEMENT AND SEVERABILITY

29.1	This Agreement and the Loan Note constitute the entire agreement between the Parties with respect to the subject matter of this Agreement. This Agreement supersedes all prior agreements, whether written or oral, with respect to the subject matter of this Agreement. If there is any conflict between the terms of this Agreement and those of the Loan Note the terms of this Agreement shall govern. Each Party confirms that it is not relying on any representations, warranties or covenants of the other Party except as specifically set out in this Agreement. Nothing in this Agreement is intended to limit or exclude any liability for fraud. All Schedules referred to in this Agreement are intended to be and are hereby specifically incorporated into and made a part of this Agreement. In the event of any inconsistency between any such Schedules and this Agreement, the terms of this Agreement shall govern.

29.2	If any provision of this Agreement is held to be invalid, illegal or unenforceable, in any respect, then, to the fullest extent permitted by Applicable Law and if the rights or obligations of any Party will not be materially and adversely affected: (a) such provision will be given no effect by the Parties and shall not form part of this Agreement, (b) all other provisions of this Agreement shall remain in full force and effect, and (c) the Parties shall use their best efforts to negotiate a provision in replacement of the provision held invalid, illegal or unenforceable that is consistent with Applicable Law and achieves, as nearly as possible, the original intention of the Parties. To the fullest extent permitted by Applicable Law, the Parties waive any provision of law that would render any provision in this Agreement invalid, illegal or unenforceable in any respect.

30. ENGLISH LANGUAGE

This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

31. AMENDMENT

Any amendment or modification of this Agreement must be in writing and signed by authorised representatives of both Parties.

32. WAIVER AND NON-EXCLUSION OF REMEDIES

A Party’s failure to enforce, at any time or for any period of time, any provision of this Agreement, or to exercise any right or remedy shall not constitute a waiver of that provision, right or remedy or prevent such Party from enforcing any or all provisions of this Agreement and exercising any rights or remedies. To be effective any waiver must be in writing. All rights and remedies are cumulative and do not exclude any other right or remedy provided by law or otherwise available.

33. NO BENEFIT TO THIRD PARTIES

The provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights in any other persons except as otherwise expressly provided in Clause 20 (indemnity). A person who is not a Party to this Agreement (including any employee, officer, agent, representative or subcontractor of either Party) has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a Third Party which exists or is available apart from that Act.

34. FURTHER ASSURANCE

Each Party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this Agreement.

35. EXPENSES

Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

36. COUNTERPARTS

This Agreement may be executed in two counterparts, each of which shall be deemed an original and both of which taken together shall be deemed to constitute one and the same instrument. An executed signature page of this Agreement delivered by facsimile transmission shall be as effective as an original executed signature page.

IN WITNESS WHEREOF the Parties have executed this Agreement the day and year first above written.

SIGNED by	) /s/ Carolyn J. Logan

for and on behalf of	) Carolyn J. Logan

SALIX PHARMACEUTICALS, INC.	) President and Chief Executive Officer

SIGNED by	) /s/ Peter Stein

for and on behalf of	) Peter Stein

NORGINE B.V.	) Managing Director